PROSPECTUS

                                6,000,000 Shares

                             [CORESTAFF, INC. LOGO]

                                  COMMON STOCK
                            ------------------------
   OF THE 6,000,000 SHARES OF COMMON STOCK OF THE COMPANY (THE "SHARES") BEING OFFERED, 5,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA (THE "U.S. OFFERING") BY THE U.S. UNDERWRITERS AND 1,000,000 SHARES ARE
      BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (THE "INTERNATIONAL OFFERING," AND TOGETHER WITH THE
  U.S. OFFERING, THE "STOCK OFFERINGS"). THE INITIAL PUBLIC OFFERING PRICE AND AGGREGATE UNDERWRITING DISCOUNT PER SHARE WILL BE IDENTICAL FOR BOTH OF THE
                      STOCK OFFERINGS. SEE "UNDERWRITERS."
                            ------------------------
 ALL OF THE SHARES OFFERED HEREBY ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE SHARES IN THE STOCK OFFERINGS. THE COMPANY'S COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CSTF." ON
  AUGUST 11, 1997, THE LAST SALE PRICE OF THE COMMON STOCK AS REPORTED ON THE
                 NASDAQ NATIONAL MARKET WAS $28 7/8 PER SHARE.
                            ------------------------
 CONCURRENTLY WITH THE STOCK OFFERINGS BY THE SELLING STOCKHOLDERS, THE COMPANY
   IS OFFERING $200,000,000 ($230,000,000 IF THE OVER-ALLOTMENT OPTION TO THE
     UNDERWRITERS IS EXERCISED IN FULL) AGGREGATE PRINCIPAL AMOUNT OF 2.94% CONVERTIBLE SUBORDINATED NOTES DUE 2004 (THE "NOTES") OF THE COMPANY (THE "NOTES
   OFFERING"). THE CONSUMMATION OF THE NOTES OFFERING IS NOT CONTINGENT UPON
               CONSUMMATION OF THE STOCK OFFERINGS OR VICE VERSA.
                            ------------------------
 SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                    HEREBY.
                            ------------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                              PRICE $29.00 PER SHARE
                            ------------------------

                                                                      UNDERWRITING
                                                                        DISCOUNTS     PROCEEDS TO
                                                        PRICE TO           AND          SELLING
                                                         PUBLIC      COMMISSIONS(1)  STOCKHOLDERS(2)
                                                      -------------  --------------  ---------------
Per Share...........................................     $29.00           $1.23            $27.77
Total(3)............................................  $174,000,000     $7,380,000      $166,620,000

------------

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Pursuant to an agreement with the Company, the Selling Stockholders will each pay their pro rata share of the expenses in connection with the sale of Common Stock offered hereby.
  (3) Another Selling Stockholder has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 900,000 shares of Common Stock at the price to public less underwriting discounts and commissions to cover over-allotments, if any. If the Underwriters exercise the option in full, the total price to public, underwriting discounts and commissions and proceeds to Selling Stockholders will be $200,100,000, $8,487,000 and $191,613,000, respectively. See "Underwriters."
                            ------------------------
      The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Andrews & Kurth L.L.P., counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about August 15, 1997, at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.
        ALEX. BROWN & SONS
               Incorporated
                DONALDSON, LUFKIN & JENRETTE
                       Securities Corporation
                        MONTGOMERY SECURITIES
                                THE ROBINSON-HUMPHREY COMPANY, INC.

August 11, 1997

     No person is authorized in connection with the offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT THE NOTES AND THE COMMON STOCK IN CONNECTION WITH THE OFFERINGS, AND MAY BID FOR AND PURCHASE THE NOTES OR SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Available Information.......................................    1
Incorporation of Certain Documents by Reference.............    2
Prospectus Summary..........................................    3
Risk Factors................................................    8
Use of Proceeds.............................................   12
Notes Offering..............................................   12
Price Range of Common Stock and Dividend Policy.............   12
Capitalization..............................................   13
Selected Consolidated Financial Data........................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   25
Management..................................................   37
Principal and Selling Stockholders..........................   40
Description of Capital Stock................................   41
Shares Eligible for Future Sale.............................   44
Underwriters................................................   46
Legal Matters...............................................   49
Experts.....................................................   49
Index to Consolidated Financial Statements..................  F-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006, on which exchange the Common Stock is quoted.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

          (iii) the Company's Current Report on Form 8-K filed on January 10, 1997; and

          (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated October 20, 1995.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or suspended, to constitute a part of this Prospectus.

     The Company will provide with charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to Peter T. Dameris, Esq., CORESTAFF, Inc., 4400 Post Oak Parkway, Suite 1130, Houston, Texas 77027-3413; telephone: (281) 602-3400.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the pro forma consolidated financial data presented herein give effect to all businesses acquired by the Company through June 30, 1997, as if such acquisitions were consummated as of the beginning of the periods presented, but do not give effect to the Notes Offering. Information contained in this Prospectus assumes no exercise of the over-allotment options. As used herein, unless the context indicates otherwise, the terms "CORESTAFF" and the "Company" mean CORESTAFF, Inc. and its predecessors, subsidiaries, and divisions. In this Prospectus, references to "dollars" and "$" are to United States dollars.

                                  THE COMPANY

     CORESTAFF is one of the largest information technology ("IT") services and staffing firms in the United States. The Company provides a broad range of IT services and staffing services to a diverse client base through its network of 147 branch offices in the United States, the United Kingdom and India. The Company's principal clients include companies such as American Express, AT&T, Compaq Computer, CSX, Lucent Technologies, MCI and Mobil.

     The Company's services are provided through its two business groups: the IT Services Group, which is comprised of COMSYS Information Technology Services ("COMSYS") and the recently formed IT Solutions unit ("IT Solutions"), and the Staffing Services Group, which operates under the name "CORESTAFF Services." COMSYS provides highly skilled IT consultants principally to FORTUNE 1000 companies and governmental agencies. COMSYS has more than 4,300 consultants on assignments and supports all major computer technology platforms (mainframe, mid-range, client/server and network) and supports client projects using a variety of software applications. COMSYS maintains a database of approximately 170,000 consultants from which it recruits consultants to support client projects. For the six months ended June 30, 1997, COMSYS accounted for 45.7% and 49.3% of the Company's pro forma revenues and gross profit, respectively. The Company's IT Solutions unit provides technologically advanced resources and solutions, encompassing systems integration, software development, legacy application support and outsourcing services. Formed in March 1997, IT Solutions accounted for 6.7% and 12.2% of the Company's pro forma revenues and gross profit, respectively, for the six months ended June 30, 1997. Management expects the growth of IT Solutions to exceed that of the Company's other business units and to provide an increasing percentage of revenues and profits for the Company. CORESTAFF Services provides office support, light industrial and specialized staffing services to local, regional and national customers. CORESTAFF Services accounted for 47.6% and 38.5% of the Company's pro forma revenues and gross profit, respectively, for the six months ended June 30, 1997.

     Since its inception in July 1993, the Company has grown through the acquisition of IT services and staffing businesses and through substantial internal growth. As of June 30, 1997, the Company had acquired 32 businesses, including 17 in the IT Services Group and 12 in the Staffing Services Group. The Company's revenues and operating income have increased from $163.4 million and $4.9 million, respectively, in 1994 to $596.1 million and $36.7 million, respectively, in 1996. For the six months ended June 30, 1997, the Company's revenues and operating income increased to $458.3 million and $28.0 million, compared with $237.5 million and $14.2 million for the six months ended June 30, 1996, representing revenue and operating income growth of 92.9% and 97.4%, respectively.

STRATEGY

     The Company seeks to expand on its success by broadening the range of IT services and staffing services offered to its existing and prospective clients. The Company's strategy is focused on internal growth, selective acquisitions, and the continued development of additional complementary IT services and staffing services. The Company believes that its business strategy will provide it with a competitive advantage in pursuing and maintaining major national and regional accounts as well as in serving local markets. The key elements of the Company's strategy are presented below.

     Enhance Leadership Position in the Information Technology Services Sector. In recent years, there has been a dramatic increase in demand for technical project support, software development, and other IT services resulting from the increased use of technology. This high level of demand, coupled with the high value-added nature of such services, generally results in higher profit margins. The Company has targeted the high-growth, high-margin IT services sector as its primary growth area and intends to aggressively enhance its existing leadership position in this sector.

     The Company established its IT Services Group with the acquisition of two major businesses in September 1994 and June 1995. Since that time, the Company has acquired 15 additional IT services businesses, including three IT solutions businesses. As part of its strategy to offer a more complete range of high end, value-added IT services to its clients, the Company formed its IT Solutions unit in March 1997. The Company believes that it is a leading provider of IT staff augmentation services, with 1996 pro forma revenues of $403 million. In the first half of 1997, pro forma revenues for the IT Services Group increased 38% over the first half of 1996, reflecting strong internal growth, while increasing gross margins. The Company expects that revenues contributed by this group will continue to increase as a percentage of its total revenues.

     The Company believes that it is well positioned to capitalize on the anticipated continued growth in the IT services sector due to its size, geographic breadth, industry experience, and expertise in providing a wide range of IT services. The Company intends to grow significantly in this area through
(i) selective acquisitions, (ii) aggressive recruiting, training, and marketing of industry specialists with a wide range of technical expertise, (iii) opening offices in new and existing markets, and (iv) active cross-selling of its IT services to its existing IT and staffing services customers. The Company intends to continue pursuing businesses with specializations in custom software development, packaged software implementation, critical computer code maintenance and network implementation and integration.

     Leverage Infrastructure and Existing Client Base for Internal Growth. The Company has established a national branch network for its IT Services Group and Staffing Services Group and has used this network to increase revenues and enhance earnings stability. The Company believes that this geographic and sector diversity helps to protect it from adverse regional economic and business cycles. In addition, the Company's existing branch office network has the infrastructure and support systems in place to enable it to expand and enhance services while limiting additional expense. This allows the Company to achieve significant economies through the allocation of management, advertising, recruiting and training costs over a larger revenue base. Further economies of scale are presented by the Company's three domestic and three international development centers established to provide offsite software development services for clients.

     The Company's branch office network, together with its software development centers, provides it with an advantage when pursuing contracts with national accounts. These accounts generally have numerous locations and a wide variety of service needs. The Company's ability to meet the broad service requirements of its clients provides a basis for establishing long-term relationships with large-scale users of IT services and staffing services, and further provides the Company with significant advantages over its competitors in marketing solutions to such clients.

     Broaden Range of Value-added IT Services and Solutions. The Company believes that it can increase its revenues from existing clients and attract new clients by offering a broad range of IT services through its IT Services Group. The IT Services Group is comprised of COMSYS, which addresses IT staff augmentation requirements, and IT Solutions, which addresses specific IT problems. In response to the rapidly changing nature of IT, the Company regularly evaluates emerging technologies and their potential benefit as new services to clients. Based on these evaluations, the Company may develop or expand the service lines of existing business units or acquire complementary businesses to enhance the Company's ability to support its clients' ongoing IT requirements. IT Solutions is a recent addition to the service line that provides value-added services, including Internet/Intranet services, Year 2000 solutions, new media solutions (such as multimedia-based Web site design), software development, training services, critical code maintenance and software testing and quality assurance.

     Expand Use of Offshore Development Centers. In 1997, the Company acquired three offshore software development centers in India which will provide the IT Services Group with a significant cost advantage as well as the ability to provide 24-hour service to its clients. The Company's costs in India are significantly lower than costs incurred for comparable resources in the U.S. Through satellite communications, the Company's clients may be directly linked to the IT Services Group's facilities in India. Due to the time difference between India and the U.S., the Company can create a virtual "second shift" for its North American clients allowing for more rapid completion of projects and off-peak use of clients' technology resources. In addition, for larger projects with critically short time frames, the offshore facilities allow the Company to parallel process many of its development phases to accelerate delivery time. The Company intends to continue to seek opportunities to further use its facilities in India as well as evaluate other offshore facilities that could provide similar cost advantages.

     Continue to Pursue Selective Acquisitions. The Company has made 32 acquisitions since its inception in 1993. While the Company initially concentrated its acquisition efforts on establishing a national base of staffing services, the Company has more recently focused its acquisition efforts in the higher-margin IT services sector. The Company is currently focused on acquisitions to expand the services offered by COMSYS and IT Solutions. During the first six months of 1997, the Company acquired five businesses in its IT Services Group with aggregate 1996 revenues of $49.0 million. Currently, the Company has non-binding letters of intent to acquire certain businesses, which would complement its existing IT Services businesses.

     Focus on Recruiting, Training and Retention. The Company believes that its ability to attract and retain a broad spectrum of high-quality employees, consultants and computer professionals is a key element of its growth strategy. The Company has established a domestic and international network to recruit employees, consultants and computer professionals of all experience levels. The Company has 12 full time employees dedicated to recruiting in India as well as two full-time recruiters located in the U.K. In the IT Services Group, the Company provides continual training opportunities in software engineering techniques and key technologies. The Company has made significant investments in its domestic and foreign training centers, including centers that employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. These training resources enhance the Company's ability to provide qualified IT professionals to satisfy its client needs. In addition, the Company's complementary services from staff augmentation to high-end software development offer its IT professionals the opportunity to grow professionally within the Company. The Company believes that this internal upward mobility is a critical factor in continuing to attract and retain high-quality employees, consultants and computer professionals.

          THE INFORMATION TECHNOLOGY SERVICES AND STAFFING INDUSTRIES

     According to International Data Corporation ("IDC"), the worldwide market for IT services was estimated at $202 billion in 1996, with a projected market of $292 billion in 2000. IDC also projects that the domestic IT services market will grow from $84 billion in 1996 to $130 billion in 2000. Currently, substantially all of the Company's revenues from its IT Services Group are derived from IT staff augmentation services and IT implementation and integration services, two segments within the overall IT services industry. IDC estimates that the domestic market for IT implementation and integration services was $22 billion in 1996, with a forecast of $35 billion by 2000. According to the Staffing Industry Report, a staffing service industry publication, the domestic market for technical/IT staff augmentation services was approximately $12 billion in 1996 and grew at a compounded annual rate of approximately 20% over the past five years.

     According to the Staffing Industry Report, the U.S. staffing industry was estimated to have 1996 revenues of approximately $47.1 billion and a compound annual growth rate of approximately 17% over the past five years. Within the staffing industry, the office/clerical/industrial sector was estimated to have 1996 revenues of approximately $26.4 billion and a compounded annual growth rate of 17% over the past five years. The Company believes that the demand for IT staff augmentation and staffing services will continue to increase due to changes in workforce lifestyles, advances in technology and the increasing desire of many companies to shift employee costs from a fixed to a variable expense and to outsource the support functions.

                                 THE OFFERINGS

Common Stock Offered by the Selling Stockholders:

  U.S. Offering............  5,000,000 shares

  International Offering...  1,000,000 shares

          Total............  6,000,000 shares

Common Stock Outstanding
after the Stock
  Offerings................  32,104,977 shares(1)

Concurrent Notes
Offering...................  Concurrently with the Stock Offerings, the Company is offering $200,000,000 ($230,000,000 if the
                             over-allotment option to the underwriters is exercised in full) aggregate principal amount of Convertible Subordinated Notes due 2004 in the Notes Offering. Consummation of the Stock Offerings and the Notes Offering are not contingent upon each other. See "Notes Offering."

Use of Proceeds............  All of the shares are being offered by the Selling
                             Stockholders. The Company will not receive any proceeds from the sale of the shares offered hereby.

Nasdaq National Market
  Symbol...................  CSTF
---------------

(1) Based upon the number of outstanding shares of Common Stock and Non-Voting Common Stock at June 30, 1997. Does not include 2,739,753 shares issuable upon exercise of outstanding employee stock options and 4,747,940 (5,460,131 if the over-allotment option to the underwriters is exercised in full) shares issuable upon conversion of the Notes, initially at a conversion rate of 23.7397 shares per $1,000 principal amount at maturity of the Notes.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers of the Common Stock should carefully consider the matters set forth under "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                      HISTORICAL                                           PRO FORMA(1)
                          -------------------------------------------------------------------   ----------------------------------
                           INCEPTION
                           (JULY 16,
                             1993)
                            THROUGH                                        SIX MONTHS ENDED      YEAR ENDED     SIX MONTHS ENDED
                          DECEMBER 31,      YEAR ENDED DECEMBER 31,            JUNE 30,         DECEMBER 31,        JUNE 30,
                          ------------   ------------------------------   -------------------   ------------   -------------------
                              1993         1994       1995       1996       1996       1997         1996         1996       1997
                          ------------   --------   --------   --------   --------   --------   ------------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues from
  services..............    $ 3,093      $163,351   $344,548   $596,101   $237,545   $458,299     $811,965     $367,399   $481,076
Gross profit............        748        33,808     82,456    144,596     58,320    110,028      203,093       91,950    120,266
Operating income
  (loss)................       (388)        4,876     17,807     36,725     14,186     27,998       56,612       24,090     32,313
Income (loss) before
  income taxes..........       (395)        2,711     10,947     31,003     11,562     22,694       37,252       13,578     25,281
Net income (loss).......    $  (253)     $  1,549   $  6,357   $ 16,454   $  6,707   $ 13,162     $ 20,079     $  7,876   $ 14,661
Earnings (loss) per
  common share(2).......    $ (0.01)     $   0.07   $   0.29   $   0.54   $   0.24   $   0.41     $   0.66     $   0.28   $   0.45
Number of shares used to
  compute earnings per
  share.................     16,523        17,587     19,715     30,365     28,212     32,450       30,365       28,212     32,450
OTHER DATA:
EBITDA(3)...............    $  (276)     $  6,920   $ 22,140   $ 42,241   $ 17,528   $ 33,426     $ 66,794     $ 30,224   $ 38,457
Ratio of earnings to
  fixed charges:
  Actual(4).............      (13.6)          2.0        2.3        6.0        4.4        4.4
  Pro forma(5)..........                                            6.8        5.0        4.8
  Supplemental pro
    forma(6)............                                                                               4.2          2.9        4.4

                                                                          HISTORICAL
                                                              ----------------------------------
                                                              DECEMBER 31, 1996    JUNE 30, 1997
                                                              -----------------    -------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................      $ 94,315           $150,067
Total assets................................................       396,397            530,418
Long-term debt, net of current maturities...................       107,839            216,787
Stockholders' equity........................................       230,917            245,810

---------------

(1) The pro forma consolidated financial data give effect to all businesses acquired by the Company through June 30, 1997 as if such acquisitions were consummated as of the beginning of the periods presented, but do not give effect to the Offerings. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of January 1, 1996 or that might be attained in the future.

(2) Gives retroactive effect to the two three-for-two stock splits in 1996 and to the conversion of preferred stock into common stock in connection with the Company's initial public offering of Common Stock in November 1995. See Notes 1 and 5 to Consolidated Financial Statements included elsewhere herein.

(3) Represents earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other commonly used measures of liquidity and operating performance.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges and amortization expense related to capitalized interest. Fixed charges consist of interest expense (including amounts capitalized), amortization of debt issuance costs, and interest portion of rent expense.

(5) Gives effect to the refinancing of a portion of the Company's historical debt with the net proceeds to be received from the Notes Offering.

(6) Gives effect to businesses acquired by the Company through June 30, 1997 as if such acquisitions were consummated as of the beginning of the periods presented and the effect of the refinancing of a portion of the outstanding borrowings under the Credit Agreement with the net proceeds to be received from the Notes Offering.

                                  RISK FACTORS

     In addition to other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the securities offered by this Prospectus.

FORWARD-LOOKING INFORMATION

     This Prospectus contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, demand for the Company's services, and the Company's ability to integrate the operations of acquired businesses, to recruit and place temporary and IT professionals, to expand into new markets, and to maintain profit margins in the face of pricing pressures.

NO ASSURANCE OF SUCCESSFUL MANAGEMENT AND MAINTENANCE OF GROWTH

     The Company has experienced rapid growth, primarily through acquisitions. The Company's financial results and prospects depend in large part on its ability to successfully integrate, manage and maintain the operating efficiencies and productivity of these acquired operations. In particular, whether the anticipated benefits of acquired operations are ultimately achieved will depend on a number of factors, including the ability of the combined companies to maintain low administrative costs, successfully combine markets targeted and services offered, general economies of scale and the ability of the Company, generally, to capitalize on its combined service and marketing base and strategic position. Moreover, the ability of the Company to continue to grow will depend on a number of factors, including competition from other IT services and staffing companies, availability of capital, ability to maintain margins, ability to recruit and train additional qualified personnel and the management of costs in a changing technological environment. There can be no assurance that the Company will be able to continue to expand and successfully manage its growth.

     In addition, there can be no assurance that the Company will continue to be able to expand its market presence in its current locations or to successfully enter other markets or integrate acquired businesses into its operations. The ability of the Company to continue its growth will depend on a number of factors, including existing and emerging competition, the availability of attractive acquisition opportunities and working capital to support such growth, the ability of the Company to consummate such acquisition opportunities. The Company must also manage costs in a changing technological environment, continually adapt its infrastructure and systems to accommodate growth, and recruit and train additional qualified personnel.

ABILITY TO CONTINUE ACQUISITION STRATEGY

     The Company plans to continue to pursue opportunities to expand through acquisitions. The Company's acquisition strategy involves certain potential risks associated with assessing, acquiring and integrating the operations of acquired companies. Although the Company generally has been successful in implementing its acquisition strategy, there can be no assurance that attractive acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions on satisfactory terms, or that any businesses acquired will prove profitable. Future acquisitions may result in the incurrence of additional indebtedness or the issuance of additional equity securities.

ABILITY TO ATTRACT AND RETAIN QUALIFIED IT PROFESSIONALS

     The Company's continued success in its IT Services Group will depend in large part upon its ability to attract, retain and motivate highly-skilled employees, particularly project managers and client partners and other senior technical personnel. Qualified project managers are in particularly great demand and are likely to remain a limited resource for the foreseeable future. However, the Company believes that it has been successful in its efforts to attract, develop and retain the number of high-quality professionals needed to support present operations and future growth, in part because of its emphasis on training and its policy of promoting from within. Although the Company expects to continue to attract sufficient numbers of highly skilled employees and to retain its existing project managers and other senior personnel for the foreseeable future, there can be no assurance that the Company will be able to do so.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

     The Company's success will depend in part on its ability to develop IT solutions that keep pace with continuing changes in IT, evolving industry standards and changing client preferences. There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services uncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition.

FIXED-BID PROJECTS

     The Company undertakes certain IT projects billed on a fixed-bid basis, which is distinguishable from the Company's principal method of billing on a time and materials basis, and undertakes other projects on a fee-capped basis. The failure of the Company to complete such projects within budget or below the cap would expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition.

GOVERNMENT REGULATION OF IMMIGRATION

     Certain of the Company's IT consultants are foreign nationals working in the United States under H-1B permits. Accordingly, both the Company and these foreign nationals must comply with United States immigration laws. The inability of the Company to obtain H-1B permits for certain of its employees in sufficient quantities or at a sufficient rate could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Employees."

LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS

     Temporary service providers are in the business of employing people and placing them in the workplace of other businesses. An attendant risk of such activity includes possible claims of discrimination and harassment, employment of illegal aliens, and other similar claims. The Company has policies and guidelines in place to reduce its exposure to these risks. However, a failure to follow these policies and guidelines may result in negative publicity and the payment by the Company of monetary damages or fines. Although the Company historically has not had any significant problems in this area, there can be no assurance that the Company will not experience such problems in the future.

     The Company is also exposed to liability with respect to actions taken by its employees while on assignment, such as damages caused by employee errors, misuse of client proprietary information, or theft of client property. To reduce such exposures, the Company maintains insurance policies covering general liability, workers' compensation claims, errors and omissions, and employee theft. Due to the nature of the

Company's assignments, in particular, access to client information systems and confidential information, and the potential liability with respect thereto, there can be no assurance that insurance coverage will continue to be available or that it will be adequate to cover any such liability.

RELIANCE ON KEY PERSONNEL

     The Company is highly dependent on its management. The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its Chairman, President and Chief Executive Officer, Michael T. Willis, and certain other key executives. The loss of the services of Mr. Willis or any of the other key executives could have a material adverse effect upon the Company.

HIGHLY COMPETITIVE MARKETS

     The IT services and staffing services industries are highly competitive with limited barriers to entry. The Company competes in national, regional and local markets with IT services companies, full service agencies and specialized temporary services agencies. The market for IT solutions services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors in the IT solutions services market include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. Many of the Company's competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company. The Company expects that the level of competition will remain high in the future.

INTELLECTUAL PROPERTY RIGHTS

     The Company's continued success in its IT solutions businesses is dependent upon its software deployment and methodology and other proprietary intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements and technical measures, and copyright and trademark laws, to protect its proprietary rights. The Company holds no patents or registered copyrights. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     The Company's business includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to the client. In addition, the Company also develops object-oriented software components that can be reused in software application development and certain foundation and application software products, or software "tools," most of which remain the property of the Company.

     Although the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future.

RISKS OF DOING BUSINESS IN INTERNATIONAL MARKETS

     The Company expects that international operations will account for an increasingly significant percentage of the Company's operations. As a result, the Company is subject to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. These risks could have a material adverse effect on the Company's business, results of operations and financial condition. The failure of the Company to manage growth, attract and retain personnel, profitably deliver services, or a significant interruption of the Company's ability to transmit data via satellite, could have a material adverse impact on the Company's ability to successfully maintain and develop its international operations and could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company currently has operations in India and expects to establish additional offshore operations in other countries. Although wage costs in India are significantly lower than in the U.S. and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S. Changes in inflation, interest rates, taxation, regulation or other social, political, economic or diplomatic developments affecting India could have a material adverse effect on the Company's business, operating results and financial condition.

FLUCTUATIONS IN THE GENERAL ECONOMY AFFECT DEMAND FOR IT SERVICES AND STAFFING SERVICES

     Demand for IT services and staffing services is significantly affected by the general level of economic activity. When economic activity increases, temporary employees are often added before full-time employees are hired. Similarly, as economic activity slows, many companies reduce their usage of IT services and temporary employees before undertaking layoffs of full-time employees. Further, in an economic downturn, the Company may face pricing pressure from its customers and increased competition from other IT services and staffing companies that could have a material adverse effect on the Company's business.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

                                 NOTES OFFERING

     Concurrently with the Stock Offerings, the Company is offering $200 million ($230 million if the over-allotment option to the underwriters is exercised in full) aggregate principal amount of 2.94% Convertible Subordinated Notes due 2004. The net proceeds of the Notes Offering are estimated to be approximately $163.3 million ($187.9 million if the over-allotment option to the underwriters is exercised in full), after deducting underwriting discounts and estimated expenses. The Company intends to use all of such net proceeds to repay certain indebtedness incurred under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Notes will be convertible at the option of the holders at any time after 90 days following the date of original issuance thereof and prior to maturity, unless previously redeemed, into Common Stock at a conversion rate of 23.7397 shares per $1,000 principal amount at maturity of the Notes, subject to adjustment. The Company will be required to offer to purchase the Notes upon a fundamental change, at declining redemption prices, subject to adjustments in certain events, together with accrued and unpaid interest to the date of purchase. The Notes will be subordinated to all existing and future senior indebtedness of the Company. The closings of the Stock Offerings and the Notes Offering (collectively, the "Offerings") are not contingent upon each other.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock has been quoted on the Nasdaq National Market under the symbol "CSTF" since November 8, 1995. The Company effected two three-for-two stock splits during 1996 by means of stock dividends of one share of Common Stock and Class B Non-Voting Common Stock, $.01 par value per share (the "Non-Voting Common Stock"), for every two shares of Common Stock and Non-Voting Common Stock, respectively, held of record on March 14, 1996 and September 10, 1996, respectively. The following table sets forth the range of the low and high closing prices of the Common Stock as reported on the Nasdaq National Market for the periods indicated and as adjusted for the two stock splits.

                                                                          LOW        HIGH
                                                                         ------     ------
    1995
      Fourth Quarter (November 8 through December 31)..................  $10.61     $16.56
    1996
      First Quarter....................................................   15.00      22.22
      Second Quarter...................................................   19.17      32.17
      Third Quarter....................................................   23.17      31.33
      Fourth Quarter...................................................   19.88      28.63
    1997
      First Quarter....................................................   19.31      26.88
      Second Quarter...................................................   16.88      27.00
      Third Quarter (through August 11, 1997)..........................   25.88      32.38

     On August 11, 1997, the closing sale price of the Common Stock as reported on the Nasdaq National Market was $28 7/8.

     The Company has not paid any cash dividends on its Common Stock or Non-Voting Common Stock and does not anticipate doing so for the foreseeable future. The Company currently intends to retain any earnings to fund the expansion and development of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, and such other factors as the Board of Directors deems relevant. In addition, the Company's Credit Agreement generally limits the payment of cash dividends to 50% of its net income.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, (i) on an historical basis and (ii) "As Adjusted" to reflect the Notes Offering and the anticipated application of the estimated net proceeds therefrom of $163.3 million. See "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto incorporated by reference herein and included elsewhere in this Prospectus.

                                                                       AS OF JUNE 30, 1997
                                                                      ---------------------
                                                                                      AS
                                                                                   ADJUSTED
                                                                       ACTUAL       (1)(2)
                                                                      --------     --------
Current maturities of long-term debt................................  $  1,916     $  1,916
                                                                      ========     ========
Long-term debt, net of current maturities:
  Credit Agreement..................................................  $216,600     $ 53,268
  Notes.............................................................        --      163,332
  Other.............................................................       187          187
                                                                      --------     --------
          Total long-term debt, net of current maturities...........   216,787      216,787
                                                                      --------     --------
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares authorized; no
     shares issued..................................................        --           --
  Common Stock, $.01 par value, 40,000,000 shares authorized(3);
     32,081,745 shares issued and 31,397,745 shares outstanding.....       321          321
  Class B Non-Voting Common Stock, $.01 par value, 3,000,000 shares
     authorized; 707,232 shares issued and outstanding..............         7            7
  Additional paid-in capital........................................   211,683      211,683
  Retained earnings.................................................    34,929       34,929
     Less -- Notes receivable from stockholders.....................      (787)        (787)
     Less -- Deferred compensation..................................      (155)        (155)
     Less -- 684,000 shares of Common Stock held in treasury, at
      cost..........................................................      (188)        (188)
                                                                      --------     --------
          Total stockholders' equity................................   245,810      245,810
                                                                      --------     --------
          Total capitalization......................................  $462,597     $462,597
                                                                      ========     ========

---------------

(1) Does not include indebtedness which is expected to be incurred or assumed in connection with the acquisition of any company currently party to a letter of intent with the Company.

(2) The consummation of the Notes Offering is not contingent upon consummation of the Stock Offerings or vice versa.

(3) In July 1997, the Company increased the authorized Common Stock to 100,000,000 shares.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data were derived from the Company's Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent auditors. The selected historical consolidated financial data for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the periods presented. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results of operations to be expected for the year. The selected historical consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus and incorporated herein by reference. The pro forma consolidated financial data give effect to all businesses acquired by the Company through June 30, 1997 as if such acquisitions were consummated as of the beginning of the periods presented, but do not give effect to the Notes Offering. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of January 1, 1996 or that might be attained in the future.

                                                     HISTORICAL
                         -------------------------------------------------------------------
                          INCEPTION                                                                        PRO FORMA
                          (JULY 16,                                                            ----------------------------------
                            1993)                                         SIX MONTHS ENDED                     SIX MONTHS ENDED
                           THROUGH         YEAR ENDED DECEMBER 31,            JUNE 30,          YEAR ENDED         JUNE 30,
                         DECEMBER 31,   ------------------------------   -------------------   DECEMBER 31,   -------------------
                             1993         1994       1995       1996       1996       1997         1996         1996       1997
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS
  DATA:
Revenues from
  services..............   $  3,093     $163,351   $344,548   $596,101   $237,545   $458,299     $811,965     $367,399   $481,076
Cost of services........      2,345      129,543    262,092    451,505    179,225    348,271      608,872      275,449    360,810
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
Gross profit............        748       33,808     82,456    144,596     58,320    110,028      203,093       91,950    120,266
Operating costs and
  expenses..............      1,136       28,932     64,649    107,871     44,134     82,030      146,481       67,860     87,953
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
Operating income
  (loss)................       (388)       4,876     17,807     36,725     14,186     27,998       56,612       24,090     32,313
Other income
  (expense)(1)..........         (7)      (2,165)    (6,860)    (5,722)    (2,624)    (5,304)      19,360      (10,512)    (7,032)
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
Income (loss) before
  income taxes..........       (395)       2,711     10,947     31,003     11,562     22,694       37,252       13,578     25,281
Provision (benefit) for
  income taxes..........       (142)       1,162      4,590     13,609      4,855      9,532       16,233        5,702     10,620
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
Income (loss) before
  extraordinary loss....       (253)       1,549      6,357     17,394      6,707     13,162       21,019        7,876     14,661
Extraordinary loss(2)...         --           --         --       (940)        --         --         (940)          --         --
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
Net income (loss).......   $   (253)    $  1,549   $  6,357   $ 16,454   $  6,707   $ 13,162     $ 20,079     $  7,876   $ 14,661
                         ============   ========   ========   ========   ========   ========   ============   ========   ========
Earnings (loss) per
  common share(3)(4):
  Before extraordinary
    loss................   $  (0.01)    $   0.07   $   0.29   $   0.57   $   0.24   $   0.41     $   0.69     $   0.28   $   0.45
  Extraordinary
    loss(2).............         --           --         --      (0.03)        --         --        (0.03)          --         --
                         ------------   --------   --------   --------   --------   --------   ------------   --------   --------
  Net income (loss).....   $  (0.01)    $   0.07   $   0.29   $   0.54   $   0.24   $   0.41     $   0.66     $   0.28   $   0.45
                         ============   ========   ========   ========   ========   ========   ============   ========   ========
Number of shares used to
  compute earnings per
  share.................     16,523       17,587     19,715     30,365     28,212     32,450       30,365       28,212     32,450
                         ============   ========   ========   ========   ========   ========   ============   ========   ========
OTHER DATA:
EBITDA(5)...............   $   (276)    $  6,920   $ 22,140   $ 42,241   $ 17,528   $ 33,426     $ 66,794     $ 30,224   $ 38,457
Ratio of earnings to
  fixed charges:
  Actual(6).............      (13.6)         2.0        2.3        6.0        4.4        4.4
  Pro forma(7)..........                                           6.8        5.0        4.8
  Supplemental pro
    forma(8)............                                                                              4.2          2.9        4.4

                                                                                               HISTORICAL
                                                                        ---------------------------------------------------------
                                                                                        DECEMBER 31,
                                                                        --------------------------------------------     JUNE 30,
                                                                         1993       1994         1995         1996         1997
                                                                        ------     -------     --------     --------     --------
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................  $  659     $24,318     $ 33,665     $ 94,315     $150,067
Total assets..........................................................   4,777      92,153      152,370      396,397      530,418
Long-term debt, net of current maturities.............................     369      50,028       43,315      107,839      216,787
Stockholders' equity..................................................   3,604      19,485       75,165      230,917      245,810

                                                 See footnotes on following page

---------------

(1) Includes a one-time charge of $1.4 million in 1996 for the write-down of the Company's physical therapy staffing business, a non-core business that was sold in January 1997.

(2) Extraordinary loss of $1.4 million ($0.9 million after income taxes) for the write-off of deferred loan costs of a $130 million revolving credit facility that was extinguished in November 1996.

(3) Gives retroactive effect to the two three-for-two stock splits in 1996 and to the conversion of preferred stock into common stock in connection with the Company's initial public offering of Common Stock in November 1995. See Notes 1 and 5 to Consolidated Financial Statements included elsewhere in this Prospectus and incorporated herein by reference.

(4) Since inception, the Company has not declared or paid any cash dividends on its Common Stock.

(5) Represents earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other commonly used measures of liquidity and operating performance.

(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges and amortization expense related to capitalized interest. Fixed charges consist of interest expense (including amounts capitalized), amortization of debt issuance costs, capitalized interest, and interest portion of rent expense.

(7) Gives effect to the refinancing of the Company's historical debt with the net proceeds to be received from the Notes Offering.

(8) Gives effect to businesses acquired by the Company through June 30, 1997 as if such acquisitions were consummated as of the beginning of the periods presented and the effect of the refinancing of a portion of the outstanding borrowings under the Credit Agreement with the net proceeds to be received from the Notes Offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" included elsewhere in this Prospectus and the Company's Consolidated Financial Statements included elsewhere herein or incorporated by reference herein.

INTRODUCTION

     Since its inception in July 1993, the Company's growth has been the result of acquisitions of businesses primarily in the IT services and staffing services industries, coupled with high internal growth. Through June 30, 1997, the Company had completed 32 acquisitions, including 17 in the IT Services Group and 12 in the Staffing Services Group. The remaining three acquisitions were of physical therapy staffing businesses, a non-core business that was sold by the Company in January 1997.

     All acquisitions completed by the Company have been accounted for under the purchase method of accounting. Accordingly, the historical Consolidated Financial Statements of the Company include the operating results of the acquired businesses from the date of acquisition. Because the Company's historical consolidated operating results have been significantly affected by the number, timing and size of the acquisitions, pro forma financial data are provided herein for a more meaningful period-to-period comparison of the Company's operating results. The pro forma financial data for the six months ended June 30, 1996 and 1997 have been prepared assuming all acquisitions completed through June 30, 1997 were consummated as of the beginning of such periods. The pro forma financial data for the years ended December 31, 1995 and 1996 have been prepared assuming all acquisitions completed through December 31, 1996 were consummated as of the beginning of such periods. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented or that might be attained in the future.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1996 Compared with the Six Months Ended June 30,
1997

                                           HISTORICAL                             PRO FORMA
                               -----------------------------------   ------------------------------------
                                     1996               1997               1996                1997
                               ----------------   ----------------   -----------------   ----------------
Revenues:
  IT Services................  $ 96,607    40.7%  $229,356    50.0%  $182,640     49.7%  $252,133    52.4%
  Staffing Services..........   136,617    57.5    228,943    50.0    184,759     50.3    228,943    47.6
  Other......................     4,321     1.8         --      --         --       --         --      --
                               --------   -----   --------   -----   --------   ------   --------   -----
         Total...............  $237,545   100.0%  $458,299   100.0%  $367,399    100.0%  $481,076   100.0%
Gross profit:
  IT Services................  $ 27,682    47.5%  $ 63,778    58.0%  $ 53,318     58.0%  $ 74,016    61.5%
  Staffing Services..........    29,569    50.7     46,250    42.0     38,632     42.0     46,250    38.5
  Other......................     1,069     1.8         --      --         --       --         --      --
                               --------   -----   --------   -----   --------   ------   --------   -----
         Total...............  $ 58,320   100.0%  $110,028   100.0%  $ 91,950    100.0%  $120,266   100.0%
Operating income.............  $ 14,186           $ 27,998           $ 24,090            $ 32,313
Net income...................  $  6,707           $ 13,162           $  7,876            $ 14,661
Earnings per share...........  $   0.24           $   0.41           $   0.28            $   0.45

  Comparison of Historical Operating Results

     Summary. Net income for the first six months of 1997 increased 96.2% to $13.2 million, or $0.41 per share, from $6.7 million, or $0.24 per share, in 1996. Revenues in the first six months of 1997 increased 92.9% to $458.3 million from $237.5 million in the first six months of 1996. Operating income increased 97.4% to $28.0 million from $14.2 million in the same period a year ago. Gross margin for the first six months of 1997 was 24.0% compared with 24.6% for the first six months of 1996. The lower gross margin primarily resulted from the effects of acquisitions of lower margin businesses made after June 30, 1996, and a higher proportion of revenues from large customers, partially offset by the effects of acquisitions of IT Solutions businesses, which have higher gross margins than the Company's other business units. Although larger accounts generally have lower gross margins than smaller accounts, they tend to have higher operating leverage. Despite the lower gross margin, operating margin for the first six months of 1997 was 6.1%, which was slightly higher than the margin for the first six months of 1996. This was the result of the higher operating leverage and the higher proportion of revenues from the IT Services Group, partially offset by the effects of investments in infrastructure and in technical practices in the IT Services Group.

     IT Services Group. The IT Services Group, which is comprised of COMSYS and the recently formed IT Solutions unit, accounted for 50.0% and 58.0% of the Company's consolidated revenues and gross profit, respectively, up from 40.7% and 47.5%, respectively, in the first six months of 1996. These increases reflect the higher internal growth rate of this group compared with the Staffing Services Group and the effects of the businesses acquired in this sector, including three IT Solutions businesses in 1997. Revenues and gross profit for the first six months of 1997 were up 137.4% and 130.4%, respectively, over the first six months of 1996. Gross margin for the first six months of 1997 was 27.8% compared with 28.7% for the first six months of 1996. This lower gross margin reflects the high growth of certain large accounts in the Company's COMSYS unit, which generally have lower gross margins but comparable or higher operating margins due to higher operating leverage.

     Staffing Services Group. For the first six months of 1997, the Staffing Services Group accounted for 50.0% and 42.0% of the Company's consolidated revenues and gross profit, respectively, down from 57.5% and 50.7%, respectively, in the first six months of 1996. Revenues and gross profit for the first six months of 1997 were up 67.6% and 56.4%, respectively, over the first six months of 1996. Gross margin for the first six months of 1997 was 20.2%, down from 21.6% for the first six months of 1996. The lower gross margin primarily related to the acquisition of a low margin staffing services business in January 1997 and the higher proportion of revenues being generated from the Company's large on-site programs (VIP programs). VIP programs have lower gross margins than the Group's other staffing services business, but higher operating leverage.

     Operating Costs and Expenses. Selling, general and administrative ("SG&A") expenses for the first six months of 1997 totaled $76.4 million, compared with $41.0 million for the first six months of 1996. The increase in SG&A expenses primarily related to (i) the effects of the acquisitions, (ii) internal growth of the operating companies post-acquisition, (iii) investments made to improve infrastructure and to develop technical practices in the IT Services Group and
(iv) higher expenses at the corporate level.

     Depreciation totaled $2.1 million and $1.2 million for the first six months of 1997 and 1996, respectively. The increase primarily related to the fixed assets of the businesses acquired and, to a lesser extent, depreciation on capital expenditures made post-acquisition. Amortization of $3.5 million and $1.9 million for 1997 and 1996, respectively, related to amortization of intangible assets (goodwill and non-compete agreements) of the businesses acquired.

     Non-Operating Costs and Expenses. Interest expense for the first six months of 1997 totaled $5.1 million compared with $2.8 million for the first six months of 1996. The $2.3 million increase was primarily due to increased borrowings for acquisitions and lower long-term debt levels during the first six months of 1996 as a result of the Companys' second public offering in May.

     Provision for Income Taxes. Provision for income taxes for the first six months of 1997 was $9.5 million (an effective tax rate of 42.0%), as compared with $4.9 million (an effective tax rate of 42.0%) for the first six months of 1996. The Company's effective tax rate includes the effects of state income taxes and the portion of goodwill amortization not deductible for federal income tax purposes.

     Net Income. Due to the factors described above, net income for the first six months of 1997 was $13.2 million compared with $6.7 million for the first six months of 1996. Net income as a percentage of revenues ("Net Income Margin") increased to 2.9% for the first six months of 1997, from 2.8% for the first six months of 1996.

  Comparison of Pro Forma Operating Results

     Summary. Pro forma operating results, which assume all acquisitions consummated through June 30, 1997, and the sale of the physical therapy staffing business in January 1997, occurred as of the beginning of the periods presented, demonstrate the high internal growth rate of the Company's business units during the first six months of 1997. Pro forma revenues for the first half of 1997 were $481.1 million, up 30.9% from $367.4 million for the first half of 1996. Pro forma net income rose 86.2% to $14.7 million, or $0.45 per share, from $7.9 million, or $0.28 per share, in 1996.

     IT Services Group. Pro forma revenues and gross profit for the first half of 1997 increased 38.0% and 38.8%, respectively, from the first half of 1996. These improvements reflect the continued strong demand for the Company's IT services. Pro forma gross margin for the first half of 1997 increased to 29.4%, up from 29.2% for 1996. The improvement in gross margin primarily related to the higher internal growth rate of the IT Solutions unit, which accounted for 12.9% and 19.8% of the Group's pro forma revenues and gross profit, respectively, in the first half of 1997, compared with 10.0% and 15.1% in 1996.

     Staffing Services Group. Pro forma revenues and gross profit for the first six months of 1997 increased 23.9% and 19.7%, respectively, from the first six months of 1996. These improvements primarily related to the increase in revenues from the VIP programs, including new programs that were added in 1997. Pro forma gross margin for the first six months of 1997 was 20.2%, compared with 20.9% for the first six months of 1996. The lower gross margin reflects the higher proportion of revenues from the Company's VIP programs, which have lower gross margins, but higher operating leverage.

     Operating Costs and Expenses. Pro forma SG&A expenses for the first six months of 1997 totaled $81.6 million compared with $62.1 million for the first six months of 1996. The increase in pro forma SG&A expenses primarily related to
(i) internal growth of the operating groups, (ii) investments made to infrastructure and to develop technical practices in the IT Services Group and
(iii) higher expenses at the corporate level. The pro forma SG&A expenses reflect historical SG&A expenses at the corporate level and therefore do not include the pro forma effects of personnel additions made subsequent to the beginning of each period to accommodate the growth of the Company.

     Depreciation of $2.4 million and $1.7 million for the first half of 1997 and 1996, respectively, related primarily to the fixed assets of the acquired companies. Amortization of $4.0 million for both the first half of 1997 and 1996 related to amortization of intangible assets (goodwill and non-compete agreements) related to the businesses acquired.

     Non-Operating Costs and Expenses. Pro forma interest expense for the first half of 1997 totaled $6.8 million compared with $10.9 million for 1996. The decrease related to lower long-term debt levels as a result of the repayment of indebtedness with proceeds from the Company's public equity offering in May 1996.

     Provision for Income Taxes. The Company's pro forma effective tax rate for the first half of 1997 was 42.0%, which was also the rate for the first half of 1996. The Company's effective tax rate includes the effects of state income taxes and the portion of goodwill amortization not deductible for federal income tax purposes.

     Net Income. Due to the factors described above, pro forma net income for the first half of 1997 was $14.7 million compared with $7.9 million for the first half of 1996. The pro forma Net Income Margin for the first half of 1997 was 3.0% compared with 2.1% for the first half of 1996.

  Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

                                                 HISTORICAL                           PRO FORMA(1)
                                     -----------------------------------   -----------------------------------
                                           YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                     -----------------------------------   -----------------------------------
                                           1995               1996               1995               1996
                                     ----------------   ----------------   ----------------   ----------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues from services:
  IT Services Group................  $101,065    29.3%  $258,581    43.4%  $268,289    44.6%  $354,053    48.2%
  Staffing Services Group..........   233,823    67.9    329,142    55.2    323,340    53.8    371,755    50.6
  Other............................     9,660     2.8      8,378     1.4      9,660     1.6      8,378     1.2
                                     --------   -----   --------   -----   --------   -----   --------   -----
         Total.....................  $344,548   100.0%  $596,101   100.0%  $601,289   100.0%  $734,186   100.0%
Gross profit:
  IT Services Group................  $ 28,079    34.1%  $ 72,669    50.3%  $ 73,764    50.7%  $ 98,173    54.8%
  Staffing Services Group..........    52,076    63.2     69,828    48.3     69,427    47.7     78,829    44.0
  Other............................     2,301     2.7      2,099     1.4      2,301     1.6      2,099     1.2
                                     --------   -----   --------   -----   --------   -----   --------   -----
         Total.....................  $ 82,456   100.0%  $144,596   100.0%  $145,492   100.0%  $179,101   100.0%
Operating income...................  $ 17,807           $ 36,725           $ 34,758           $ 48,320
Income before extraordinary loss...  $  6,357           $ 17,394           $  6,019           $ 19,639
Net income.........................  $  6,357           $ 16,454           $  6,019           $ 18,699
Earnings per common share:
  Income before extraordinary
    loss...........................  $   0.29           $   0.57           $   0.27           $   0.65
  Net income.......................  $   0.29           $   0.54           $   0.27           $   0.62
Margins:
  Gross:
    IT Services Group..............              27.8%              28.1%              27.5%              27.7%
    Staffing Services Group........              22.3               21.2               21.5               21.2
    Other..........................              23.8               25.1               23.8               25.1
    Consolidated...................              23.9               24.3               24.2               24.4
  Operating........................               5.2                6.2                5.8                6.6
  EBITDA(2)........................               6.4                7.5                7.3                8.0
  Net income.......................               1.8                2.8                1.0                2.5

---------------

(1) The pro forma financial data have been prepared assuming all acquisitions completed through December 31, 1996 were consummated as of the beginning of such periods and do not include acquisitions completed subsequent to such date.

(2) Before the effects of two one-time charges in 1996.

  Comparison of Historical Operating Results for the Year Ended December 31, 1996 with the Year Ended December 31, 1995

     Summary. Net income for 1996 increased 158.8% to $16.5 million compared with net income of $6.4 million for 1995. Included in the 1996 results are the after-tax effects of two one-time charges totaling $2.3 million, or $0.08 per share, for the (i) write-down of $1.4 million, or $0.05 per share, of the Company's physical therapy staffing business, a non-core business that was sold in January 1997, and (ii) an extraordinary loss of $1.4 million ($0.9 million after income taxes, or $0.03 per share) related to the write-off of deferred loan costs of a $130 million credit facility that was extinguished in November 1996.

     Income before these one-time charges was $18.8 million, an increase of 195.6% over 1995. Earnings per share before one-time charges increased 113.8% to $0.62 per share from $0.29 per share in 1995. The average number of shares outstanding during the year was 54.0% higher than 1995 as a result of the Company's initial public offering (the "IPO") in November 1995 and a second public offering in May 1996. All share and per share data have been retroactively adjusted to give effect to two three-for-two stock splits in 1996.

     Revenues for 1996 increased 73.0% to $596.1 million from $344.5 million in 1995. Operating income rose 106.2% to $36.7 million from $17.8 million in 1995. Gross margin for 1996 was 24.3%, or 40 basis points ("BPS") higher than 1995, due to the increase in the percentage of revenues contributed by the IT Services

Group, as well as higher margins from that group. Operating margin was 6.2%, or 100 BPS higher than 1995, due to the increase in gross margin and improved operating leverage.

     IT Services Group. For 1996, the IT Services group accounted for 43.4% and 50.3% of the Company's consolidated revenues and gross profit, respectively, up from 29.3% and 34.1%, respectively, in 1995. Revenues and gross profit were up 155.9% and 158.8%, respectively, over 1995. These increases reflect the high internal growth rate of this group and the Company's focus on acquiring businesses in the IT sector. Gross margin for 1996 was 28.1%, or 30 BPS above that for 1995, primarily due to the acquisition of higher margin IT businesses in the first half of 1996.

     Staffing Services Group. For 1996, the Staffing Services group accounted for 55.2% and 48.3% of the Company's consolidated revenues and gross profit, respectively, down from 67.9% and 63.2%, respectively, in 1995. Revenues and gross profit for 1996 were up 40.8% and 34.1%, respectively, over 1995. Gross margin for 1996 was 21.2%, or 110 BPS lower than 1995, primarily due to (i) the higher proportion of revenues being generated from the Company's large on-site VIP programs, (ii) lower internal growth rates of the higher-margin businesses within the group, and (iii) acquisitions in 1996 of staffing services businesses having lower margins than the gross margin for the group in 1995.

     Operating Costs and Expenses. SG&A expenses for 1996 totaled $100.3 million (16.8% of revenues), compared with $60.4 million (17.5% of revenues) for 1995. The increase in SG&A expenses primarily related to (i) the effects of the acquisitions, (ii) internal growth of the operating companies post-acquisition and (iii) higher expenses at the corporate level. The SG&A Margin for 1996 was 70 BPS lower than 1995 due to (i) higher operating leverage of the operating groups and (ii) lower corporate level overhead as a percentage of consolidated revenues.

     Substantially all of the SG&A expenses were incurred by the operating groups, which reflects the decentralized nature of the Company's operations. The front office activities (e.g. recruiting, marketing, account management, placement, etc.) and most of the accounting and administrative activities of the operating groups are performed at the subsidiary level. SG&A expenses at the corporate level totaled $6.4 million for 1996 compared with $3.9 million for 1995. Corporate SG&A expenses primarily related to salaries and benefits of personnel responsible for corporate activities, including its acquisition program, management and certain marketing, administrative and reporting responsibilities. The increase in corporate SG&A expenses reflect personnel additions necessary to accommodate the growth of the Company.

     Depreciation and amortization totaled $7.5 million and $4.2 million for 1996 and 1995, respectively. Depreciation totaled $2.9 million and $1.8 million for 1996 and 1995, respectively. The increase in depreciation primarily related to the fixed assets of the businesses acquired and, to a lesser extent, depreciation on capital expenditures made post-acquisition. Amortization of $4.6 million and $2.4 million for 1996 and 1995, respectively, related to amortization of intangible assets (goodwill and non-compete agreements) related to the businesses acquired.

     Non-Operating Costs and Expenses. Interest expense for 1996 totaled $4.7 million compared with $7.0 million for 1995. The decrease primarily related to the repayments of indebtedness with proceeds from the IPO in November 1995 and from the second public offering in May 1996.

     Provision for Income Taxes. The provision for income taxes for 1996 was $13.6 million (an effective tax rate of 43.9%), compared with $4.6 million (an effective tax rate of 41.9%) for 1995. The higher effective tax rate in 1996 related to effects of the write-down of the Company's physical therapy staffing business and the increase in the nondeductible portion of business meals and entertainment. Virtually all of the $1.4 million write-down was not deductible for income tax purposes due to the Company's low tax basis in the goodwill of certain of the physical therapy businesses. The increase in the non-deductible portion of business meals and entertainment related to per diem expenses of IT consultants on out-of-town assignments.

     Net Income. Due primarily to the factors described above, net income for 1996 was $16.5 million compared with $6.4 million for 1995. Net Income Margin increased to 2.8% for 1996, from 1.8% for 1995.

  Comparison of Pro Forma Operating Results for the Year Ended December 31, 1996 with the Year Ended December 31, 1995

     Summary. Pro forma operating results, which assume all acquisitions completed through December 31, 1996 were made as of the beginning of the periods presented, reflect the high internal growth rate of the Company's IT Services and Staffing Services groups. Pro forma revenues for 1996 were $734.2 million, up 22.1% from $601.3 million in 1995. Pro forma income before one-time charges for 1996 increased 249.5% to $21.0 million, or $0.70 per share, compared with pro forma net income of $6.0 million, or $0.27 per share, for 1995.

     IT Services Group. Pro forma revenues and gross profit for 1996 increased 32.0% and 33.1%, respectively, from 1995. These improvements reflect the continued strong demand for the Company's IT services. Pro forma gross margin for 1996 was slightly higher than 1995 due primarily to margin expansion in 1996 in certain lower-margin businesses that were acquired in 1996.

     Staffing Services Group. Pro forma revenues and gross profit for 1996 increased 15.0% and 13.5%, respectively, from 1995. These improvements primarily reflect the increase in revenues from VIP programs, including programs that were added in 1996. Pro forma gross margin for 1996 was 21.2%, or 30 BPS lower than 1995, reflecting the change in business mix related to higher revenues from VIP programs, which have lower gross margins but higher operating leverage compared with the group's other staffing services business.

     Operating Costs and Expenses. Pro forma SG&A expenses for 1996 totaled $120.9 million (16.5% of pro forma revenues), compared with $101.7 million (16.9% of pro forma revenues) for 1995. The increase in SG&A expenses primarily related to the internal growth of the operating groups and higher expenses at the corporate level. The pro forma SG&A Margin for 1996 was 40 BPS lower than 1995 due to (i) higher operating leverage of the operating groups and (ii) lower corporate level overhead as a percentage of consolidated revenues. The pro forma SG&A expenses reflect historical SG&A expenses at the corporate level and therefore do not include the pro forma effects of personnel additions made subsequent to the beginning of each period to accommodate the growth of the Company.

     Depreciation of $3.2 million and $2.6 million for 1996 and 1995, respectively, related primarily to the fixed assets of the acquired companies. Amortization of $6.7 million and $6.5 million for 1996 and 1995, respectively, related to amortization of intangible assets (goodwill and non-compete agreements) related to the businesses acquired.

     Non-Operating Costs and Expenses. Pro forma interest expense for 1996 totaled $12.6 million compared with $24.2 million for 1995. The decrease primarily related to the repayments of indebtedness with proceeds from the IPO and from the second public offering in May 1996.

     Provision for Income Taxes. The pro forma provision for income taxes for 1996 was $15.2 million (an effective tax rate of 43.7%), compared with $4.5 million (an effective tax rate of 42.8%) for 1995. The higher effective tax rate in 1996 related to effects of the write-down of the Company's physical therapy staffing business and the increase in the non-deductible portion of business meals and entertainment. Virtually all of the $1.4 million write-down was not deductible for income tax purposes due to the Company's low tax basis in the goodwill of certain of the physical therapy businesses sold. The increase in the non-deductible portion of business meals and entertainment related to per diem expenses of IT consultants on out-of-town assignments.

     Net Income. Due primarily to the factors described above, pro forma net income for 1996 was $18.7 million compared with $6.0 million for 1995. Pro forma Net Income Margin was 2.5% for 1996 compared with 1.0% for 1995.

  Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

                                                                            HISTORICAL
                                                        --------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------
                                                                 1994                       1995
                                                        -----------------------    -----------------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues from services:
  IT Services Group...................................     $ 19,159        11.7%      $101,065        29.3%
  Staffing Services Group.............................      135,551        83.0        233,823        67.9
  Other...............................................        8,641         5.3          9,660         2.8
                                                           --------       -----       --------       -----
          Total.......................................     $163,351       100.0%      $344,548       100.0%
Gross profit:
  IT Services Group...................................     $  5,021        14.9%      $ 28,079        34.1%
  Staffing Services Group.............................       26,669        78.9         52,076        63.2
  Other...............................................        2,118         6.2          2,301         2.7
                                                           --------       -----       --------       -----
          Total.......................................     $ 33,808       100.0%      $ 82,456       100.0%
Operating income......................................     $  4,876                   $ 17,807
Net Income............................................     $  1,549                   $  6,357
Earnings per common share.............................     $   0.07                   $   0.29
Margins:
  Gross:
     IT Services Group................................                     26.2%                      27.8%
     Staffing Services Group..........................                     19.7                       22.3
     Other............................................                     24.5                       23.8
     Consolidated.....................................                     20.7                       23.9
  Operating...........................................                      3.0                        5.2
  EBITDA..............................................                      4.2                        6.4
  Net income..........................................                      0.9                        1.8

  Comparison of Historical Operating Results for the Year Ended December 31, 1995 with the Year Ended December 31, 1994

     Summary. Revenues, gross profit and net income of the Company for 1995 increased 110.9% to $181.2 million, 143.9% to $48.6 million and 310.4% to $4.8 million, respectively, compared with 1994. This improvement was primarily due to the effects of acquisitions.

     IT Services Group. Prior to 1996, the Company's IT Services group consisted of two companies, COMSYS Technical Services, Inc. ("COMSYS"), which was acquired in August 1994 and Cutler-Williams, Incorporated ("Cutler"), which was acquired in June 1995. Revenues and gross profit for 1995 were $101.1 million and $28.1 million, respectively, compared with $19.2 million and $5.0 million, respectively, for 1994. This improvement was primarily due to the inclusion of
(i) a full year of operating results for 1995 from COMSYS and (ii) six months of operating results for 1995 from Cutler. The gross margin of this group increased to 27.8% for 1995 compared with 26.2% for 1994 primarily due to the higher gross margin of Cutler as compared with COMSYS.

     Staffing Services Group. Revenues and gross profit for 1995 increased by $98.3 million (72.5%) and $25.4 million (95.3%), respectively, compared with 1994. This improvement was primarily due to the inclusion of (i) a full year of operating results for 1995 from the three staffing services businesses acquired in 1994 (the "1994 Acquisitions"), and (ii) the operating results from the date of acquisition of the four staffing services companies acquired in 1995 (the "1995 Acquisitions"). Revenues for the 1994 Acquisitions were $135.6 million from their respective acquisition dates through December 31, 1994, compared with $204.1 million for the year ended December 31, 1995. Revenues for the 1995 Acquisitions were $29.7 million from their respective acquisition dates through December 31, 1995. Operating results for 1995 also benefited from a higher gross margin of 22.3% compared with 19.7% for 1994. This improvement related to (i) the inclusion of a full year of operating results for one of the 1994 Acquisitions and a partial year for 1995 Acquisitions, all three of which had higher gross margins than the average for the Staffing Services group for 1994, and (ii) improvements in overall cost performance due to the implementation of risk management initiatives and the termination of certain low margin accounts.

     Operating Costs and Expenses. SG&A expenses for 1995 totaled $60.4 million (17.5% of revenues), compared with $27.0 million (16.5% of revenues) for 1994. The increase in SG&A expenses primarily related to (i) the acquisitions, (ii) internal growth of the operating companies, (iii) higher expenses at the corporate level and (iv) a $0.7 million nonrecurring charge for payments incurred in connection with the departure in August 1995 of two officers of an acquired company.

     Substantially all of the SG&A expenses for 1995 were incurred by the operating groups, which reflects the current decentralized nature of the Company's operations. The front office activities (e.g. recruiting, marketing, account management, placement, etc.) and most of the accounting and administrative activities of the operating companies are performed at the subsidiary level. SG&A expenses at the corporate level totaled $3.9 million for 1995 compared with $2.1 million for 1994 and related primarily to salaries and benefits of personnel responsible for corporate activities, including its acquisition program, management and certain marketing, administrative and reporting responsibilities. The increase in corporate level SG&A expenses reflects personnel additions necessary to accommodate the growth of the Company.

     Depreciation and amortization totaled $4.2 million and $1.9 million for 1995 and 1994, respectively. Depreciation of $1.8 million and $0.8 million for 1995 and 1994, respectively, related primarily to the fixed assets of the acquired companies and, to a lesser extent, capital expenditures subsequent to the acquisition. Amortization of $2.4 million and $1.1 million for 1995 and 1994, respectively, related to amortization of intangible assets (goodwill and noncompete agreements) related to the businesses acquired.

     Non-Operating Costs and Expenses. Interest expense for 1995 totaled $7.0 million compared with $2.3 million for 1994. The $4.7 million increase was a result of increased borrowings for acquisitions.

     Provision for Income Taxes. The provision for income taxes for 1995 was $4.6 million (an effective tax rate of 41.9%), as compared with $1.2 million (an effective tax rate of 42.9%) for 1994. The lower effective rate was due to an increase in income before income taxes that substantially exceeded the increase in permanent non-deductible expenses.

     Net Income. Due primarily to the factors described above, net income for 1995 was $6.4 million compared with $1.5 million for 1994. The Net Income Margin increased to 1.8% for 1995, from 0.9% for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's capital requirements have related to the acquisition of businesses and capital expenditures. These requirements have been met through a combination of bank debt, issuances of equity securities and internally generated funds.

     During the first six months of 1997 and 1996, the Company made cash payments for acquisitions of $65.3 million and $81.3 million, respectively. Capital expenditures totaled $17.5 million and $4.8 million for the six months ended June 30, 1997 and 1996, respectively. The Company estimates that its capital expenditures for 1997 will be approximately $40.0 million. The majority of these expenditures relate to (i) the installation and development of an integrated front and back office information system, which is expected to be operational in 1998, (ii) the roll-out of proprietary software to the staffing services branches, (iii) up-grading of computer hardware to facilitate the new integrated information system and new software tools and (iv) furniture, fixtures and equipment for new offices. The Company expects to fund the expenditures primarily with borrowings under its Senior Credit Agreement (the "Credit Agreement") and cash flows from operations.

     The Company had working capital of $150.1 million and $94.3 million at June 30, 1997 and December 31, 1996, respectively. The Company had cash and cash equivalents of $12.5 million and $6.5 million at June 30, 1997 and December 31, 1996, respectively. The Company's operating cash flows and working capital requirements are significantly affected by the timing of payroll and the receipt of payment from the customer. Generally, the Company pays the temporary employees of its Staffing Services Group weekly and the employees of its IT Services Group semi-monthly. Payments from customers are generally received within 30 to 65 days from the date of invoice. Cash flows provided by (used in) operating activities were $(21.4) million and $0.2 million for the six months ended June 30, 1997 and 1996, respectively. The decrease in operating cash flows for 1997 reflected the significant growth in revenues in the first six months of 1997 from a number of the Company's larger accounts, which generally have a longer billing and collection cycle.

     At June 30, 1997, the Company had a $250 million Credit Agreement. Under terms of the Credit Agreement, the Company could borrow under a revolving credit facility up to the lesser of $250 million or 3.5 times Pro Forma Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization of all acquired companies for the preceding twelve-month period). Borrowings under the Credit Agreement bear interest, at the Company's option, at LIBOR plus a margin of 0.625% to 1.375%, which depends upon the leverage ratio, or the bank's base rate. A commitment fee of 0.18% to 0.25%, depending on the leverage ratio, is payable on the unused portion of the facility. The Credit Agreement contains certain covenants which, among other things, limit the payment of dividends and require the maintenance of certain financial ratios. As of June 30, 1997, the Company had outstanding borrowings under the Credit Agreement of $216.6 million and remaining availability (after deducting outstanding letters of credit of $9.3 million) of $24.1 million. The weighted average interest rate of the Company's outstanding borrowings under the Credit Agreement was 6.86% at June 30, 1997.

     On July 31, 1997, the Company amended its Credit Agreement to, among other things, increase the borrowing capacity under the agreement to the lesser of $350 million or 4.0 times Pro Forma Adjusted EBITDA. The Company may request that the commitment be raised to $400 million. The amended terms also provide that, after the Notes Offering, the Company's total debt capacity will be raised from 4.0 times to 4.25 times Pro Forma Adjusted EBITDA and the borrowing capacity under the Credit Agreement will be lowered to 3.0 times Pro Forma Adjusted EBITDA. The Company intends to repay a portion of the outstanding borrowings under the Credit Agreement with the net proceeds from the Notes Offering.

     On June 24, 1997, the Company entered into a three-year interest rate swap agreement to reduce a portion of its interest rate exposure on borrowings under the Credit Agreement. Under terms of the agreement, the Company will pay the counterparty 6.05% on notional principal of $25.0 million and the counterparty will pay the Company interest at a variable rate based on LIBOR.

     The Company's acquisition program will require significant additional capital resources. The Company intends to seek additional capital as necessary to fund such acquisitions through one or more funding sources that may include borrowings under the Credit Agreement or the issuance of debt or equity securities or both. Cash flows from operations, to the extent available, may also be used to fund acquisitions. Although management believes that the Company will be able to obtain sufficient capital to fund acquisitions, there can be no assurance that such capital will be available to the Company at the time it is required or on terms acceptable to the Company.

SEASONALITY

     The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. Demand for services in the Staffing Services Group has historically been lower during the year-end holidays through February of the following year, showing gradual improvement over the remainder of the year. Although less pronounced than in the Staffing Services Group, the demand for services of the IT Services Group is typically lower during the first quarter until customers' operating budgets are finalized. The Company believes that the effects of seasonality will be less severe in the future as revenues contributed by the IT Services Group continue to increase as a percentage of the Company's consolidated revenues.

                                    BUSINESS
GENERAL

     CORESTAFF is one of the largest IT services and staffing firms in the United States. The Company provides a broad range of IT services and staffing services to a diverse client base through its network of 147 branch offices in the United States, the United Kingdom and India. The Company's principal clients include companies such as American Express, AT&T, Compaq Computer, CSX, Lucent Technologies, MCI and Mobil.

     The Company's services are provided through its two business groups: the IT Services Group, which is comprised of COMSYS and the recently formed IT Solutions unit, and the Staffing Services Group, which operates under the name CORESTAFF Services. COMSYS provides highly skilled IT consultants principally to FORTUNE 1000 companies and governmental agencies. COMSYS has more than 4,000 consultants on assignments and supports all major computer technology platforms (mainframe, mid-range, client/server and network) and supports client projects using a variety of software applications. COMSYS maintains a database of approximately 170,000 consultants from which it recruits consultants to support client projects. For the six months ended June 30, 1997, COMSYS accounted for 45.7% and 49.3% of the Company's pro forma revenues and gross profit, respectively. The Company's IT Solutions unit provides technologically advanced resources and solutions, encompassing systems integration, software development, legacy application support and outsourcing services. Formed during the first quarter of 1997, IT Solutions accounted for 6.7% and 12.2% of the Company's pro forma revenues and gross profit, respectively, for the six months ended June 30, 1997. Management expects the growth of IT Solutions to exceed that of the Company's other business units and to provide an increasing percentage of revenues and profits for the Company. CORESTAFF Services provides office support, light industrial and specialized staffing services to local, regional and national customers. CORESTAFF Services accounted for 47.6% and 38.5% of the Company's pro forma revenues and gross profit, respectively, for the six months ended June 30, 1997.

     Since its inception in July 1993, the Company has grown through the acquisition of IT services and staffing businesses and through substantial internal growth. As of June 30, 1997, the Company had acquired 32 businesses, including 17 in the IT Services Group and 12 in the Staffing Services Group. The Company's revenues and operating income have increased from $163.4 million and $4.9 million, respectively, in 1994 to $596.1 million and $36.7 million, respectively, in 1996. For the six months ended June 30, 1997, the Company's revenues and operating income increased to $458.3 million and $28.0 million, compared with $237.5 million and $14.2 million for the six months ended June 30, 1996, representing revenue and operating income growth of 92.9% and 97.4%, respectively.

THE INFORMATION TECHNOLOGY SERVICES AND STAFFING INDUSTRIES

     Information Technology Services. Many businesses today are facing intense competition, accelerating technological change, personnel downsizing and widespread business process reengineering. Increasingly, these companies are turning to IT services and solutions to address these issues and to compete more effectively. As a result, the ability of an organization to integrate and deploy new information technologies has become critical. Information technology staff augmentation services has become one of the fastest growing sectors of the staffing industry. Over the last decade, the increased use of technology has led to a dramatic rise in demand for technical project support, software development, and other computer-related services. Corporations have outsourced many of these departments and/or have used the employees of IT staff augmentation firms in an attempt to meet the increased demand for computer-skilled personnel.

     Although many companies have recognized the importance of IT systems and products to compete in today's business climate, the process of designing, developing and implementing IT solutions has become increasingly complex. Companies are continuing to migrate away from centralized mainframes running proprietary software toward decentralized, scalable architectures based on personal computers, client/server architectures, local and wide area networks, shared data bases and packaged application software. These advances have greatly enhanced the ability of companies to benefit from the application of IT. Consequently, the number of companies desiring to use IT in new ways and the number of end users within these organizations are rising rapidly.

     As a result of the variety and complexity of these new technologies, IT managers must integrate and manage "open systems" and "distributed computing environments" consisting of multiple computing platforms, operating systems, databases and networking protocols, and must implement off-the-shelf software applications to support business objectives. Companies must also continually keep pace with new developments, which often render existing equipment and internal skills obsolete. At the same time, external economic factors have forced organizations to focus on core competencies and trim workforces in the IT management area. Accordingly, these organizations often lack the quantity or variety of IT skills necessary to design and develop IT solutions. IT managers are charged with developing and supporting increasingly complex IT systems and applications of significant strategic value, while working under budgetary, personnel and expertise constraints within their own organizations.

     According to IDC, the worldwide market for IT services was estimated at $202 billion in 1996, with a projected market of $292 billion in 2000. IDC also projects that the domestic IT services market will grow from $84 billion in 1996 to $130 billion in 2000. Currently, substantially all of the Company's revenues from its IT Services Group are derived from IT staff augmentation services and IT implementation and integration services, two segments within the overall IT services industry. IDC estimates that the domestic market for IT implementation and integration services was $22 billion in 1996, with a forecast of $35 billion by 2000. According to the Staffing Industry Report, the domestic market for technical/IT staff augmentation services was approximately $12 billion in 1996 and grew at a compounded annual rate of approximately 20% over the past five years.

     Traditional Staffing Services. The staffing industry was once used predominately as a short-term solution for peak production periods and to temporarily replace workers absent due to illness, vacation, or abrupt termination. Since the mid-1980s, the staffing services sector has evolved into a permanent and significant component of the staffing plans of many corporations. Corporate restructuring, downsizing, government regulations, advances in technology, and the desire by many companies to shift employee costs from a fixed to a variable expense have resulted in the use of a wide range of staffing alternatives by businesses. In addition, the reluctance of corporations to risk exposure to wrongful discharge claims has led to an increase in companies using temporary staffing as a means of evaluating the qualifications of personnel before hiring them on a full-time basis. Furthermore, many companies are adopting strategies that focus on their core competencies and, as a result, are outsourcing the support functions of their non-core competencies. The National Association of Temporary and Staffing Services estimates that more than 90% of all United States businesses use staffing services.

     According to the Staffing Industry Report, the U.S. staffing industry was estimated to have 1996 revenues of approximately $47.1 billion and a compound annual growth rate of approximately 17% over the past five years. Within the staffing industry, the office/clerical/industrial sector was estimated to have 1996 revenues of approximately $26.4 billion and a compounded annual growth rate of 17% over the past five years. The Company believes that the demand for staffing services will continue to increase due to changes in workforce lifestyles, advances in technology and the increasing desire of many companies to shift employee costs from a fixed to a variable expense and to outsource the support functions.

     The Company believes that the staffing industry is highly fragmented and is continuing to experience increasing consolidation primarily due to the increasing demand by large companies for centralized staffing services and the difficulties faced by many smaller staffing companies in today's staffing services market. The growth of national and regional accounts resulting from the centralization of staffing decisions by national and larger regional companies has increased the importance of staffing companies being able to offer a wide range of services over a broad geographic area. In addition, many smaller staffing companies are experiencing increased difficulties due to factors such as significant working capital requirements, limited management resources, and an increasingly competitive environment.

STRATEGY

     The Company seeks to expand on its success by broadening the range of IT services and staffing services offered to its existing and prospective clients. The Company's strategy is focused on internal growth, selective acquisitions, and the continued development of additional complementary IT services and staffing services. The Company believes that its business strategy will provide it with a competitive advantage in pursuing and maintaining major national and regional accounts as well as in serving local markets. The key elements of the Company's strategy are presented below.

  Enhance Leadership Position in the Information Technology Services Sector

     In recent years, there has been a dramatic increase in demand for technical project support, software development, and other IT services resulting from the increased use of technology. This high level of demand, coupled with the high value-added nature of such services, generally results in higher profit margins. The Company has targeted the high-growth, high-margin IT services sector as its primary growth area and intends to aggressively enhance its existing leadership position in this sector.

     The Company established its IT Services Group with the acquisition of two major businesses in September 1994 and June 1995. Since that time, the Company has acquired 15 additional IT services businesses, including three IT solutions businesses. As part of its strategy to offer a more complete range of high end, value-added IT services to its clients, the Company formed its IT Solutions unit in March 1997. The Company believes that it is a leading provider of IT staff augmentation services, with 1996 pro forma revenues of $403 million. In the first half of 1997, pro forma revenues for the IT Services Group increased 38% over the first half of 1996, reflecting strong internal growth, while increasing gross margins. The Company expects that revenues contributed by this group will continue to increase as a percentage of its total revenues.

     The Company believes that it is well positioned to capitalize on the anticipated continued growth in the IT services sector due to its size, geographic breadth, industry experience, and expertise in providing a wide range of IT services. The Company intends to grow significantly in this area through
(i) selective acquisitions, (ii) aggressive recruiting, training, and marketing of industry specialists with a wide range of technical expertise, (iii) opening offices in new and existing markets, and (iv) active cross-selling of its IT services to its existing IT and staffing services customers. The Company intends to continue pursuing businesses with specializations in custom software development, packaged software implementation, critical computer code maintenance and network implementation and integration.

  Leverage Infrastructure and Existing Client Base for Internal Growth

     The Company has established a national branch network for its IT Services Group and Staffing Services Group and has used this network to increase revenues and enhance earnings stability. The Company believes that this geographic and sector diversity helps to protect it from adverse regional economic and business cycles. In addition, the Company's existing branch office network has the infrastructure and support systems in place to enable it to expand and enhance services while limiting additional expense. This allows the Company to achieve significant economies through the allocation of management, advertising, recruiting and training costs over a larger revenue base. Further economies of scale are presented by the Company's three domestic and three international development centers established to provide offsite software development services for clients.

     The Company's branch office network, together with its software development centers, provides it with an advantage when pursuing contracts with national accounts. These accounts generally have numerous locations and a wide variety of service needs. The Company's ability to meet the broad service requirements of its clients provides a basis for establishing long-term relationships with large-scale users of IT services and staffing services, and further provides the Company with significant advantages over its competitors in marketing solutions to such clients.

  Broaden Range of Value-added IT Services and Solutions

     The Company believes that it can increase its revenues from existing clients and attract new clients by offering a broad range of IT services through its IT Services Group. The IT Services Group is comprised of COMSYS, which addresses IT staff augmentation requirements, and IT Solutions, which addresses specific IT problems. In response to the rapidly changing nature of IT, the Company regularly evaluates emerging technologies and their potential benefit as new services to clients. Based on these evaluations, the Company may develop or expand the service lines of existing business units or acquire complementary businesses to enhance the Company's ability to support its clients' ongoing IT requirements. IT Solutions is a recent addition to the service line that provides value-added services, including Internet/Intranet services, Year 2000 solutions, new media solutions (such as multimedia-based Web site design), software development, training services, critical code maintenance and software testing and quality assurance.

  Expand Use of Offshore Development Centers

     In 1997, the Company acquired three offshore software development centers in India which will provide the IT Services Group with a significant cost advantage as well as the ability to provide 24-hour service to its clients. The Company's costs in India are significantly lower than costs incurred for comparable resources in the U.S. Through satellite communications, the Company's clients may be directly linked to the IT Services Group's facilities in India. Due to the time difference between India and the U.S., the Company can create a virtual "second shift" for its North American clients allowing for more rapid completion of projects and off-peak use of clients' technology resources. In addition, for larger projects with critically short time frames, the offshore facilities allow the Company to parallel process many of its development phases to accelerate delivery time. The Company intends to continue to seek opportunities to further use its facilities in India as well as evaluate other offshore facilities that could provide similar cost advantages.

  Continue to Pursue Selective Acquisitions

     The Company has made 32 acquisitions since its inception in 1993. While the Company initially concentrated its acquisition efforts on establishing a national base of staffing services, the Company has more recently focused its acquisition efforts in the higher-margin IT services sector. The Company is currently focused on acquisitions to expand the services offered by COMSYS and IT Solutions. Through June 30, 1997, the Company had acquired five businesses in its IT Services Group with aggregate 1996 revenues of $49.0 million. Currently, the Company has non-binding letters of intent to acquire certain businesses, which would complement its existing IT businesses. The following table shows acquisition activity for each of the past three years and for the six months ended June 30, 1997.

                                           1994       1995        1996      JUNE 30, 1997
                                          -------    -------    --------    -------------
Acquisitions Completed:
  IT Services Group:
     COMSYS.............................        1          1          10             2
     IT Solutions.......................       --         --          --             3
  Staffing Services Group...............        3          4           4             1
  Other.................................       --          1          --            --
                                          -------    -------    --------       -------
          Total.........................        4          6          14             6
                                          =======    =======    ========       =======
Purchase Consideration(1) (in
  thousands)............................  $58,102    $40,304    $174,393       $66,517
                                          =======    =======    ========       =======

---------------

(1) In certain transactions, the sellers are also entitled to contingent consideration. As of June 30, 1997, the aggregate contingent consideration due sellers was capped at $48.2 million.

     The Company is continually seeking acquisition opportunities and believes there are a substantial number of attractive acquisition candidates in the information technology and staffing services industries. The

Company from time to time enters into discussions and non-binding letters of intent that may lead to acquisitions but no assurances can be given that future acquisitions will be consummated.

  Focus on Recruiting, Training and Retention

     The Company believes that its ability to attract and retain a broad spectrum of high-quality employees, consultants and computer professionals is a key element of its growth strategy. The Company has established a domestic and international network to recruit employees, consultants and computer professionals of all experience levels. The Company has 12 full-time employees dedicated to recruiting in India as well as two full-time recruiters located in the U.K. In the IT Services Group, the Company provides continual training opportunities in software engineering techniques and key technologies. The Company has made significant investments in its domestic and foreign training centers, including centers that employ full-time instructors and are equipped with client/server and mainframe hardware, software and development tools. These training resources enhance the Company's ability to provide qualified IT professionals to satisfy its client needs. In addition, the Company's complementary services from staff augmentation to high-end software development offer its IT professionals the opportunity to grow professionally within the Company. The Company believes that this internal upward mobility is a critical factor in continuing to attract and retain high-quality employees, consultants and computer professionals.

  Entrepreneurial Corporate Environment

     The Company believes that its entrepreneurial business environment is an important component of its strategy for growth. Each branch office is operated as a separate profit center with local management having profit and loss responsibilities. The Company believes that this management philosophy allows it to attract and retain highly talented managers who have demonstrated the ability to operate independently and succeed within a decentralized management structure. The Company has established guidelines that offer its managers and field personnel latitude in operational areas such as hiring, pricing, training, sales, and marketing. In addition, the Company has a profit-based compensation program at the national, regional and local levels and a broadly distributed stock option program to further motivate employees through ownership in the Company.

IT SERVICES GROUP

     The Company's strategic focus is to continue to grow the IT Services Group through continued, aggressive acquisition and internal growth. Through June 30, 1997, the Company had acquired 17 IT services businesses, including three IT solutions businesses.

  COMSYS

     COMSYS provides personnel to meet the growing need for employees with advanced computer-related skills. As of June 30, 1997, COMSYS operated 45 branch offices located in Alabama, Arizona, California, Colorado, Florida, Georgia, Idaho, Illinois, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Texas, Washington and the United Kingdom.

     COMSYS offers staff for a full spectrum of computer-related services ranging from traditional systems analysis to high value-added IT consulting and project management. Depending upon the needs of the client, four primary types of staffing services are offered: information and systems development services, management services, advanced technology services, and government services.

     Information and Systems Development Services. The Company provides highly-skilled information systems personnel ("software engineers") to meet clients' specific needs in the following areas:

Technical Services --     designing, programming and evaluation of operating systems, databases, networks, and communications systems
Contract Programming      programming of existing applications, development and
  and Maintenance --      implementation of new applications and maintenance
Conversion Services --    data, platform, language and application conversions
Documentation             creation, maintenance or re-engineering of various forms of
  Services --             documentation
Testing --                systems and software testing and quality assurance
                          including support using proprietary testing
                          methodologies -- S.M.A.R.T. Testing Methods

     Management Services. As clients' technology needs have become more complex, demand has increased for comprehensive IT solutions that involve not only staff augmentation, but also management of the underlying project. In a management services assignment, the Company assumes greater responsibility for a project's success than it would in a traditional information services assignment. These services are provided on the following bases:

Consulting Services --    development of solutions, usually delivered in a report or recommendation, to a client's specific IT needs
Project Management        staffing and management of a specific IT project within
  and Project             written performance criteria and objectives including
  Outsourcing --          project outsourcing, both onsite and offsite

     Advanced Technology Services. The Company provides leading-edge IT services to staff positions that require knowledge of emerging technologies. Such advanced technology services include IT architecture and engineering, systems consulting, network systems consulting, complex internet enabled applications and client/server and object oriented services. The Company supports all major computer technology platforms (mainframe, mid-range, client server and network) and supports client projects using a variety of software applications. The Company implements SAP's client/server software, custom develops Oracle, Informix, DB2, Visual Basic and C++ applications and implements and supports Windows NT, Novell and UNIX based environments.

     Government Services. The Company provides software engineers and technical consultants to 84 government agencies in 20 states and believes that it is a major provider of IT services to state government agencies. In the government services segment, the Company's personnel have technical expertise and application knowledge primarily in health, welfare and human services, transportation and highways, and environmental services.

     Year 2000 Services. The Company provides complete solutions to the Year 2000 computer programming problem. The Company's services involve assessing the impact of the Year 2000 problem in information systems, planning solutions to the Year 2000 problem, renovating program code, testing the changed programs and rolling out the corrected applications.

     Technical Communications Outsourcing. COREComm maintains a full-time staff of writers, editors, graphic artists, and consultants to fulfill the technical communication outsourcing needs of its clients through four branch offices located in Texas and Oklahoma. In an effort to further develop this business, COREComm has established alliances with companies that have ongoing technical communication needs, including company magazines, ISO 9000 documentation, maintenance manuals, newsletters, on-line documentation, technical articles, books, brochures, papers, reports, and product specification sheets.

  IT Solutions

     In March 1997, the IT Solutions unit was formed with the acquisition of Metamor Technologies, Ltd. ("Metamor"), a Chicago-based firm. Since the acquisition of Metamor, IT Solutions has acquired BMD, based in Irvine, California and India, and Millennium Computer Corporation, based in Rochester, New York.

     IT Solutions offers a full spectrum of IT services from the planning stage through implementation of the final product or service. The IT Solutions unit has the capability to perform the services desired by its clients onsite at the customer's facility, offsite at one its of U.S. facilities or one of its offshore Indian facilities. This provides its clients alternatives for achieving their required business solutions, while at the same time providing IT Solutions operating efficiencies that the Company believes gives it a competitive advantage over its competitors.

     IT Solutions offers services that enable middle market and FORTUNE 1000 companies to use IT as a more effective business tool and supports these companies' investment in IT. IT Solutions services include the following:

     Systems Integration -- IT Solutions provides custom application development, package implementation and network integration, and specializes in Oracle, Informix, DB2, Visual Basic and C++ applications, Windows NT, Novell and Unix-based environments and Internet/Intranet solutions.

     Software Services -- IT Solutions focuses on developing software that becomes part of their customers' products. This work includes development of components of "shrink-wrap" packages, porting such products to different platforms, and creating embedded software for various types of hardware components.

     Legacy Application Support. IT Solutions provides mission critical 24-hour, seven-day-a-week systems maintenance for legacy applications. These services are provided through its three development centers located in India, using satellite links that allow it to communicate with its customers' information systems. Offsite support is primarily accomplished during the night time hours in the U.S. when a customer's use of its information systems is limited. IT Solutions also provides Year 2000 conversions through its India facilities. The Company believes that many of its Year 2000 customers will become longer-term maintenance customers.

     Software Development Centers. The Company maintains six software development centers, of which three are located in India and three are located in the United States in Portland, Oregon, Chicago, Illinois and Rochester, New York. Through its development centers, the Company has the ability to perform a portion or all of a client's IT requirements. IT Solutions performs the majority of its turn-key projects, mainframe applications and additional services such as custom software development, code maintenance and Web page development and maintenance at its development centers. The ability to service the client's needs offsite at one of the Company's development centers rather than onsite provides the IT Solutions unit with greater operating efficiencies and quality control. The Company's three offshore software development centers in India provide the IT Services Group with a significant cost advantage as well as the ability to provide 24-hour service to its clients. The Company's costs in India are significantly lower than costs incurred for comparable resources in the U.S. Through satellite communications, the Company's clients may be directly linked to the IT Services Group's facilities in India. Due to the time difference between India and the U.S., the Company can create a virtual "second shift" for its North American clients allowing for more rapid completion of projects and off-peak use of clients' technology resources. In addition, for larger projects with critically short time frames, the offshore facilities allows the Company to parallel process many of its development phases to accelerate delivery time. To perform these services offshore the Company maintains over 65,000 square feet of state of the art facilities in Hyderabad, Madras and New Delhi, India, and uses six 64Kbps secured, high speed satellite links, NT computer servers, AS-400 mid-range computer servers, UNIX computer servers and S-390 development machines.

STAFFING SERVICES GROUP

     CORESTAFF Services provides office/clerical, light industrial, and electronic/technical services through 95 branch offices (including five franchise offices) located in Alabama, Arizona, California, Colorado,

Connecticut, the District of Columbia, Florida, Georgia, Illinois, Maryland, Nevada, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Texas, Virginia and Wyoming. In Philadelphia and the New York City metropolitan area, CORESTAFF Services operates under the name Leafstone Staffing Services. CORESTAFF Services accounted for 47.6% and 50.3% of the Company's pro forma revenues for the six months ended June 30, 1997 and 1996, respectively. Office/clerical staffing services include providing secretaries, word processors, receptionists, general office support, telemarketers, data entry personnel, bookkeepers, and collectors. Also included in the office/clerical category are staffing services in the accounting, financial and library services areas, all of which require specialized training. Light industrial staffing includes the provision of unskilled and semi-skilled personnel in light manufacturing and assembly, picking and packing, warehouse services, equipment handling, inventory, and shipping and receiving. Electronic/technical staffing includes the training and provision of skilled personnel in electronic manufacturing.

     CORESTAFF Services provides a wide range of staffing options to its clients, including, but not limited to, supplemental and project staffing and Vendor-in-Partnership ("VIP") and Variable Capacity Strategies ("VCS") programs. The appropriate staffing option depends on the nature and length of the assignment and the degree of day-to-day management responsibility delegated to the provider of the services.

     Supplemental Staffing. Often considered traditional or tactical temporary help, supplemental staffing assignments generally range in duration from one day to several months. Supplemental staffing provides clients with maximum flexibility in meeting staffing requirements as clients may commence and terminate assignments at any time and with short notice. In addition, because clients generally only pay for the time actually worked by a supplemental staffing employee, they can use supplemental staffing employees at any time and on any day without paying a premium for shift, holiday, or weekend labor.

     Vendor-in-Partnership Programs. In response to increased client demand, the Company provides, through its VIP program, coordination of temporary personnel services by providing a dedicated onsite account manager to assist in the procurement and management of the client's temporary workforce. Customized to the needs of each client, the Company designs and implements programs that include services such as specialized testing, drug screening, selection and monitoring of back-up vendors, enforcement of the client's quality standards, and orientation of each temporary employee to the client's work site, culture, and job requirements. The Company had 47 VIP programs, which generated combined pro forma revenues of approximately $103 million for the year ended December 31, 1996.

     Project Staffing. The Company provides contract employees to clients who require personnel to staff specific projects for a defined period of time. Generally, project staffing involves a commitment of a team of employees who remain at the site until completion of the project.

     Variable Capacity Strategies ("VCS"). VCS is a staffing service program that improves productivity and total quality output by reducing turnover through proactive training and rotation of employees performing repetitive job assignments. VCS, which was added to the Company's service offerings in 1996 as a result of the acquisition of Transworld Services Group, generates significantly higher margins than most of the Company's other staffing services offerings. Currently, this program is being used by only a few of the Company's customers and the Company is developing a roll-out strategy and methodology to extend this program throughout the U.S.

     Specialized Software Tools. During 1996, CORESTAFF Services added a number of software tools, including COREtrack and COREskills, in an effort to give the Company a competitive marketing advantage. COREtrack is a specialized software program that assists clients in managing critical information related to multiple staffing providers. This system tracks a wide-range of information, including orders, activity assignments and invoices. COREskills is an interactive computer training and certification program that trains and qualifies temporary and client employees in the latest office software products.

ACQUISITIONS

     During 1996 and the first six months of 1997, the Company acquired 20 businesses, which had combined 1996 revenues of more than $366.7 million. Certain of the more significant acquisitions completed during 1996 and the first six months of 1997 are briefly described below:

     Millennium Computer Corporation ("Millennium"). In June 1997, the Company acquired Millennium Computer Corporation. Millennium provides contract software development services for its clients and is part of the IT Solutions unit. Millennium had 1996 revenues of approximately $8.5 million.

     CompuCorps Resources, Inc. ("CompuCorps"). In June 1997, the Company acquired CompuCorps, an affiliate of Millennium. CompuCorps is a Rochester, N.Y.-based IT services business with 1996 revenues of approximately $1.4 million.

     Active Software, Inc. ("Active"). In May 1997, the Company acquired Active Software, Inc., a Minneapolis-based IT services company with 1996 revenues of approximately $5.0 million. Active has a Lotus' Notes groupware practice and specializes in Internet technologies and applications.

     Business Management Data, Inc. ("Business Management Data"). In April 1997, the Company acquired Business Management Data and its India-based affiliate, Sriven Computer Solutions, (Pvt.) Ltd. These companies are part of the IT Solutions unit and provide various IT solutions, including system integration, computer code maintenance, system reengineering and Year 2000 conversion services with 1996 revenues of approximately $14.1 million.

     Metamor Technologies, Ltd. ("Metamor"). In March 1997, the Company acquired Metamor Technologies, Ltd., a Chicago-based firm, which is part of the IT Solutions unit and provides a broad range of strategic IT services with 1996 revenues of approximately $20.1 million. Metamor's primary focus is assisting clients in the transition from older technologies to state-of-the-art platforms and products.

     Roberta Enterprises, Inc. ("Roberta"). In January 1997, the Company acquired Roberta, which had approximately $37.2 million in revenues for 1996. Roberta provides staffing services through seven branch offices in Northern California.

     Telos Consulting Services ("Telos"). In December 1996, the Company acquired the assets of Telos from Telos corporation. Telos is a California-based IT services business with 1996 revenues of approximately $33.1 million. Telos has 11 branch offices in California, Colorado, Florida, Idaho, Massachusetts, Nevada and Virginia.

     Transworld Services Group ("Transworld"). In October 1996, the Company acquired Transworld. Transworld is a Florida-based staffing services business with 1996 revenues of approximately $36.0 million. Transworld has six branch offices in Florida, New Jersey and South Carolina.

     On-Line Resources, Inc. ("On-Line"). In September 1996, the Company acquired On-Line. On-Line is a Florida-based IT services business with 1996 revenues of approximately $20.2 million.

     Data Aid, Inc. ("Data Aid"). In June 1996, the Company acquired Data Aid. Data Aid is an Alabama-based IT services business with 1996 revenues of approximately $25.7 million. Data Aid has three branch offices in Alabama and Georgia.

     Regal Data Systems, Inc. ("Regal"). In April 1996, the Company acquired Regal. Regal is a New Jersey-based IT services business with 1996 revenues of approximately $31.2 million. Regal has one office in New Jersey.

     Datronics Management, Inc. and Datronics U.K. Limited. ("Datronics"). In January 1996, the Company acquired Datronics. Datronics is a New York-based IT services business with 1996 revenues of approximately $15.1 million. Datronics has seven branch offices located in New York, Texas, Georgia, Arizona, New Jersey and North Carolina. Datronics also has a branch office in the United Kingdom.

INTEGRATION OF ACQUIRED COMPANIES

     Management begins integrating newly acquired companies as soon as practicable. This process involves formalizing and standardizing each acquired company's marketing and sales programs and field operations procedures. Standardized personnel manuals are distributed, and the acquired company is brought under the Company's uniform risk management program. In some cases, the Company closes certain of the acquired company's offices and merges its operations and personnel, including field employees, into the Company's existing business.

     The Company is in the process of installing an integrated front- and back-office information system. Once operational, the Company will convert all its front- and back-office activities onto this new platform. This new system will integrate the Company's two proprietary front-office systems with the "PeopleSoft" system, which is a payroll, human resources, accounting and reporting information system. The Company's front-office systems are MARS, a proprietary management, administrative, recruiting and sales software system, designed specifically for COMSYS, and COREmatch, a proprietary staffing services front-office software system. Once implemented, this integrated information system will improve the timeliness and efficiency of data gathering and retrieval.

BRANCH OFFICES AND CENTRALIZED BUSINESS OPERATIONS

     The Company provides staffing, contracting and outsourcing services through 147 company-operated branch offices and five franchise-operated branch offices located in 28 states, the District of Columbia, the United Kingdom and India. The IT Services Group and the Staffing Services Group maintain separate facilities. All of the Company's branch offices are leased and the average lease term is three to five years. As of June 30, 1997, the Company had 45 IT services branch offices, 95 staffing services branch offices and seven IT Solutions offices.

SALES AND MARKETING

     COMSYS and CORESTAFF Services have each developed a sales and marketing strategy that focuses on national, regional and local accounts and is implemented through their branch locations. Regional and local accounts are targeted by account managers at the branch offices, permitting the Company to capitalize on the local expertise and established relationships of its branch office employees. Such accounts are solicited through personal sales presentations, telephone marketing, direct mail solicitation, referrals from clients, and advertising in a variety of local and national media, including the Yellow Pages, newspapers, and trade publications. The Company also conducts public relations activities designed to enhance public recognition of the Company and its services. Local employees are encouraged to be active in civic organizations and industry trade groups to facilitate the development of new customer relationships.

     The Company's national sales and marketing effort is coordinated by management at the corporate level, which enables the Company to develop a consistent, focused strategy to pursue national account opportunities. This strategy allows the Company to capitalize on the desire of national clients to work with a limited number of preferred vendors for their staffing requirements.

     The IT Solutions unit generates sales by focusing either on specific industries or functional areas of expertise. IT Solutions also capitalizes on established relationships between the Company and targeted prospects and has a dedicated sales force focused on generating new customers and relationships. The Company intends to establish a global sales organization for the IT Solutions unit.

RECRUITING AND RETENTION

     In the IT services sector, the demand for software engineers and technology consultants significantly exceeds supply. The IT Services Group's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company recruits from a number of countries, including India, the U.S., Canada, the U.K., Singapore, Australia, South Africa and the Philippines. The

Company advertises in leading newspapers and trade magazines. The Company uses a standardized global selection process which includes interviews, tests and reference checks.

     CORESTAFF Services recruits its temporary and contract employees through a recruiting program that primarily uses local and national advertisements and job fairs. In addition, CORESTAFF Services has succeeded in recruiting qualified employees through referrals from its existing labor force. As a result, the Company has initiated a policy whereby it pays referral fees to employees responsible for attracting new recruits. The Company believes this balanced recruiting strategy will continue to provide it with sufficient high quality temporary employees to meet its staffing demands.

     In an effort to attract a wide spectrum of employees, the IT Services Group offers diverse employment options and training programs. The two primary approaches the IT Services Group uses are full-time employee status with an annual salary irrespective of assignment, and hourly contingent worker status for which compensation is tied to the duration of the assignment.

ASSESSMENT AND TRAINING

     To better meet the needs and requirements of its clients and to enhance the marketability and job satisfaction of its employees, the Company uses a comprehensive system to assess and train its employees. The Company conducts extensive background, drug, and skills screening of potential temporary employees and contract consultants and provides these employees with written and video workplace orientation courses that are tailored to the practices and policies of specific clients. Computerized tutorials are available in the CORESTAFF Services branch offices for temporary employees wishing to upgrade their typing, data entry, spreadsheet, office automation, desktop publishing, or word processing skills. In addition, the IT Services Group maintains 13 domestic and foreign learning centers covering a broad spectrum of courses concerning mainframe applications development and maintenance, client/server technology, and desktop-user support. These learning centers are located in Austin and Dallas, Texas; Cleveland, Ohio; Raleigh, North Carolina; St. Louis, Missouri; Chicago and Springfield, Illinois; Tallahassee, Florida; Atlanta, Georgia; Rockville, Maryland, Rochester, New York and Hyderabad, India.

COMPETITION

     The market for IT solutions services includes a large number of competitors, is subject to rapid change and is highly competitive. Primary competitors in the IT solutions services market include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies. Many of the Company's competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company.

     The staffing services industry is fragmented and highly competitive, with limited barriers to entry. Within local markets, smaller firms actively compete with the Company for business, and in most of these markets, no single company has a dominant share of the market. The Company also competes with larger full-service and specialized competitors that have significantly greater marketing, financial and other resources than the Company. The Company believes that the primary competitive factors in obtaining and retaining clients are the ability to provide a wide range of staffing services within an expansive geographic area, to understand the client's specific job requirements, to provide temporary personnel with the appropriate skills in a timely manner, to monitor quality of job performance, and to properly price services. The primary competitive factors in obtaining qualified candidates for temporary employment assignments are wages, responsiveness to work schedules, and the number of hours of work available. Management believes that the Company is highly competitive in these areas.

WORKERS' COMPENSATION PROGRAM; SAFETY PROGRAM

     The Company maintains workers' compensation insurance for all claims in excess of a deductible of $250,000 per occurrence and an aggregate $5 million limit of liability provision per year through May 31, 1997, increased to $10 million per year beginning June 1, 1997. The Company's insurance carrier currently requires the Company to maintain irrevocable letters of credit to cover potential losses related to the self-insurance portion of its program. Under its workers' compensation program, field personnel work in conjunction with a designated risk manager and a third-party administrator to manage claims and establish appropriate reserves for the deductible portion of claims. An independent actuary provides advice on overall workers' compensation costs as well as an actuarial valuation regarding the adequacy of the reserves for payments relating to the uninsured portion of workers' compensation claims. The reserve balances determined by the third-party administrator and Company management are adjusted to the amounts recommended by the actuary.

     The Company has a safety program in its branch offices to provide appropriate safety training to employees prior to job assignment. The risk manager and field personnel also perform safety inspections at customer locations to help determine potential risks for employee injury and to assist customers in making the workplace safer. Company policies prohibit staffing of high-risk work. Behavioral testing is also used to help reduce unnecessary claims.

EMPLOYEES

     At June 30, 1997, the Company employed approximately 1,800 full-time staff employees, the IT Solutions Group had approximately 800 full-time computer professionals, COMSYS had approximately 4,300 IT consultants on assignment and CORESTAFF Services had an average of approximately 25,000 employees on assignment per week. As of June 30, 1997, approximately 11% of the Company's IT professionals were citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. The Company is not a party to any collective bargaining agreements and considers its relationships with its employees to be satisfactory.

     The Company is responsible for and pays the employer's share of Social Security taxes (FICA), federal and state unemployment taxes, workers' compensation insurance, and other costs relating to its temporary employees. The Company makes health insurance benefits available to its temporary employees. Generally, temporary employees with more than 1,000 hours of service per year are eligible to participate in the Company's 401(k) Retirement Savings Plan.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information and ages as of July 16, 1997 regarding each of the Company's directors and executive officers.

               NAME                 AGE                   POSITION WITH COMPANY
               ----                 ---                   ---------------------
Michael T. Willis.................  52    Chairman of the Board, Chief Executive Officer and
                                            President
Austin P. Young...................  56    Executive Vice President -- Finance and
                                            Administration; Director
Rocco N. Aceto....................  40    Executive Vice President -- Staffing Services;
                                            President of CORESTAFF Services
Joseph V. Amella..................  41    Executive Vice President -- Eastern Operations,
                                            Staffing Services
George W. Fink....................  49    Executive Vice President; President of COMSYS
                                            Information Technology Services
Kenneth R. Johnsen................  43    Executive Vice President; President of IT Solutions
Peter T. Dameris..................  37    Senior Vice President, General Counsel and Secretary
Edward L. Pierce..................  40    Senior Vice President, Chief Financial Officer and
                                            Assistant Secretary
Nuala Beck........................  45    Director
Charles H. Cotros.................  59    Director
Donald J. Edwards.................  31    Director
Bruce V. Rauner...................  41    Director
Charles R. Schneider..............  56    Director
John T. Turner....................  53    Director

     MICHAEL T. WILLIS has served as Chairman of the Board, Chief Executive Officer and President of the Company since its formation and has been in the personnel and temporary services industry for more than 20 years. Mr. Willis founded The Talent Tree Corporation ("Talent Tree") in 1976 and built it into one of the largest staffing services companies in the United States. Mr. Willis sold Talent Tree to Hestair plc in 1987 and then continued as President and Chief Executive Officer until April 1993. Mr. Willis is also a director of the Southwest Bank of Texas, a publicly-traded financial institution.

     AUSTIN P. YOUNG has served as a director and Executive Vice
President -- Finance and Administration of the Company since August 1996. Prior to joining the Company, Mr. Young served as Senior Vice President and Chief Financial Officer of American General Corporation. Prior to joining American General Corporation in 1987, Mr. Young was a partner with KPMG Peat Marwick where his career spanned 22 years.

     ROCCO N. ACETO has served as Executive Vice President -- Staffing Services since September 1996 and President of CORESTAFF Support Services, Inc. (formerly United Staffing Services, Inc.), a subsidiary of the Company, since August 1994. Mr. Aceto serves as President of CORESTAFF Services. Prior to joining the Company in August 1994, Mr. Aceto was a corporate Vice President and General Manager of Pagenet of Orange County, California from March 1992 to August 1994. From July 1980 until joining Pagenet, Mr. Aceto worked with Pitney Bowes where he served as a division Vice President.

     JOSEPH V. AMELLA has served as Executive Vice President -- Eastern Operations, Staffing Services since August 1994. Mr. Amella serves as President of the Eastern Division of CORESTAFF Services and has over 15 years of experience in the staffing industry. Prior to joining the Company, Mr. Amella served in various capacities with Talent Tree including Vice President and General Manager, and Senior Vice President -- Mid-Atlantic Division from March 1984 to April 1993.

     GEORGE W. FINK has served as an Executive Vice President of the Company and President of COMSYS Information Technical Services since September 1995. Prior to joining the Company, Mr. Fink was self-employed, managing a variety of personal investments. From June 1986 until July 1993 and from August 1993 until March 1994, Mr. Fink served as President and Chief Executive Officer of Remco America, Inc. and Rent-a-Center, respectively. Prior to joining Remco, Mr. Fink was a partner with Ernst & Young LLP and a director of the Houston Office Entrepreneurial Services Group.

     KENNETH R. JOHNSEN joined the Company in May 1997 as an Executive Vice President of the Company and President of IT Solutions. Prior to joining the Company, Mr. Johnsen was employed with IBM Corporation since 1975 in various managerial capacities, including Vice President of Worldwide Commercial Operations for IBM PC Company from January 1997 to May 1997, Vice President, Business Services and Business Development for ISSC, IBM's outsourcing subsidiary, from January 1994 to December 1996 and General Manager of IBM China/Hong Kong from September 1991 to December 1993.

     PETER T. DAMERIS has served as Senior Vice President, General Counsel and Secretary of the Company since September 1996. Mr. Dameris previously served as Vice President, General Counsel and Secretary since January 1995. Prior to joining the Company in January 1995, Mr. Dameris was a partner with the law firm of Cochran, Rooke and Craft, LLP and served as counsel to the Company since its formation in July 1993. Mr. Dameris was associated with Cochran, Rooke and Craft, LLP from June 1989 to January 1995.

     EDWARD L. PIERCE has served as Senior Vice President, Chief Financial Officer and Assistant Secretary of the Company since September 1996. Mr. Pierce Previously served as Vice President-Finance and prior thereto as Vice President and Controller of the Company. Prior to joining the Company in November 1994, Mr. Pierce served in various capacities with American Oil and Gas Corporation, including Director of Accounting, Taxation and Reporting, Assistant Controller and Corporate Controller, from January 1990 to November 1994 and as an Audit Manager for Arthur Andersen LLP prior thereto.

     NUALA BECK has served as a director of the Company since April 1996. Ms. Beck, an international economist, serves as the President and is the founder of Nuala Beck & Associates, Inc., a management consulting firm. Ms. Beck also serves as a director of Ontario Hydro.

     CHARLES H. COTROS has served as a director of the Company since November 1995. Mr. Cotros has served as Executive Vice President and Chief Operating Officer of Sysco Corporation ("Sysco") since January 1995 and has held various positions for Sysco for more than the past five years. Mr. Cotros has also served as a director of Sysco since 1985 and is a member of the Executive Committee of the Board of Directors of Sysco.

     DONALD J. EDWARDS has served as a director of the Company since August 1995. Mr. Edwards joined Golder, Thoma, Cressey, Rauner, Inc. in August 1994 and became a Principal in April 1996. From September 1992 to June 1994, Mr. Edwards attended the Harvard Business School and received his MBA. Prior to that time, Mr. Edwards served as an analyst with Lazard Freres & Co. from August 1988 to January 1990 and as an associate from January 1990 to April 1992. Mr. Edwards also serves as a director of American Habilitation Services, Inc., Select Medical Corporation and Shahdill, Inc.

     BRUCE V. RAUNER has served as a director of the Company since July 1993. Mr. Rauner joined Golder, Thoma, Cressey, Rauner, Inc. in 1981 and became a Principal in 1984. Mr. Rauner also serves as a director of ERO Industries.

     CHARLES R. SCHNEIDER has served as a director of the Company since October 1994. Mr. Schneider founded U.S. Security Associates, Inc. and has served as its President and Chief Executive Officer and a director since November 1993. From October 1986 to November 1993, Mr. Schneider served as

President of Baker Industries, Inc. and as a Vice President of Borg-Warner Security Corp., the parent of Baker Industries, Inc., from August 1987 to September 1993.

     JOHN T. TURNER has served as a director of the Company since October 1994. Mr. Turner currently is self-employed, managing a variety of personal investments. From November 1990 to March 1993, Mr. Turner served as a Senior Vice President and director of The Loewen Group, Inc. Mr. Turner was also a founder of Paragon Family Services, Inc. and served as its President from November 1986 to November 1990.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's equity securities as of July 15, 1997: (i) by each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company, (iii) by each of the Named Officers, (iv) by all directors and officers of the Company as a group, and (v) each Selling Stockholder in the Stock Offerings. Except as otherwise noted, each stockholder has (i) sole voting and investment power with respect to such stockholder's shares of stock except to the extent that authority is shared by his or her spouse under applicable law and (ii) record and beneficial ownership with respect to such stockholders' shares of stock.

                                         SHARES OWNED BENEFICIALLY                  SHARES OWNED BENEFICIALLY
                                         PRIOR TO THE OFFERINGS(1)    SHARES TO       AFTER THE OFFERINGS(1)
                                         -------------------------       BE        ----------------------------
                                                       PERCENT OF    SOLD IN THE                   PERCENT OF
                 NAME                      NUMBER       CLASS(2)      OFFERINGS       NUMBER        CLASS(2)
                 ----                    -----------   -----------   -----------   ------------   -------------
SHARES OF COMMON STOCK:
  Golder, Thoma, Cressey Fund III
     Limited Partnership(3)............    8,701,921       27.1%       5,500,000     3,201,921       10.0%
  First Union Corporation(4)...........      940,749        2.9          500,000       440,749         1.4
  Michael T. Willis(5).................    3,238,761       10.1               --     3,238,761        10.1
  Rocco N. Aceto.......................       77,900      *                   --        77,900       *
  Joseph V. Amella.....................      131,190      *                   --       131,190       *
  Nuala Beck...........................          750      *                   --           750       *
  Charles H. Cotros....................        8,250      *                   --         8,250       *
  Peter T. Dameris.....................       94,650      *                   --        94,650       *
  Donald J. Edwards(6).................        2,250      *                   --         2,250       *
  George W. Fink.......................      160,655      *                   --       160,655       *
  Bruce V. Rauner(7)...................    8,701,921       27.1               --     3,201,921        10.0
  Charles R. Schneider.................       18,255      *                   --        18,255       *
  John T. Turner.......................        5,880      *                   --         5,880       *
  Austin P. Young......................       33,482      *                   --        33,482       *
  Putnam Investments, Inc.(8)..........    4,202,434       13.1               --     4,202,434        13.1
  Putnam Investment Management,
     Inc.(8)...........................    3,947,456       12.3               --     3,947,456        12.3
  Putnam New Opportunities Fund(8).....    1,675,000        5.2               --     1,675,000         5.2
  All officers and directors as a group
     (14 persons)......................   12,538,769       38.7               --     7,038,769        21.7

---------------

* Less than 1%

(1) Including 37,500, 21,000, 18,000, 18,000, 143,800 and 18,000 shares for
    Messrs. Willis, Young, Aceto, Amella, Fink and Dameris, respectively, and 750 shares for each of Messrs. Schneider, Turner, Cotros and Beck, purchasable within 60 days upon the exercise of stock options.

(2) Shares of Common Stock and shares of Non-Voting Common Stock, which are convertible into shares of Common Stock, are treated as a single class for purposes of the beneficial ownership table.

(3) Golder, Thoma, Cressey Fund III Limited Partnership's ("GTC III") sole general partner is Golder, Thoma, Cressey, Rauner Limited Partnership ("GTCR Partnership"). The address for GTC III is 6100 Sears Tower, Chicago, Illinois 60606.

(4) Includes 707,232 shares of Non-Voting Common Stock. The address for First Union Corporation is One First Union Center, 18th Floor, Charlotte, North Carolina 28288-0732.

(5) Mr. Willis has agreed to sell up to 900,000 shares of Common Stock to cover over-allotments, if any. If the over-allotment option is exercised in full, Mr. Willis would beneficially own 2,338,761 shares of Common Stock, or 7.3%, after the Stock Offerings. The address for Mr. Willis is 4400 Post Oak Parkway, Suite 1130, Houston, Texas 77027.

(6) Mr. Edwards is a Principal with Golder, Thoma, Cressey, Rauner, Inc. an affiliate of GTC III.

(7) Includes all of the shares of Common Stock owned by GTC III. Mr. Rauner is a general partner of GTCR Partnership, which serves as the sole general partner of GTC III and over which he may be deemed to have voting and investment power. The address for Mr. Rauner is 6100 Sears Tower, Chicago, Illinois 60606.

(8) The address for each of Putnam Investments, Inc., Putnam Investment Management, Inc. and Putnam New Opportunities Fund is One Post Office Square, Boston, Massachusetts 02109. Based on Schedule 13G dated January 27, 1997 of Putnam Investments, Inc., Marsh & McLennan Companies, Inc., Putnam Investment Management, Inc., The Putnam Advisory Company, Inc. and Putnam New Opportunities Fund.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to the Certificate of Incorporation, the Company's authorized capital stock consists of 100,000,000 shares of Common Stock; 3,000,000 shares of Non-Voting Common Stock; and 5,000,000 shares of Preferred Stock. As of July 15, 1997, the Company had 32,081,745 shares of Common Stock issued and 31,397,745 shares outstanding; 707,232 shares of Non-Voting Common Stock issued and outstanding; and no shares of Preferred Stock issued or outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, after payment of the Company's debts and liabilities, the remaining assets of the company on a ratable basis. This right, however, is subject to (i) any prior liquidation rights of Preferred Stock then outstanding (to the extent such rights are designated by the Board of Directors) and (ii) any rights of holders of Preferred Stock to share ratably with holders of Common Stock in all assets remaining after payment of liabilities and liquidation preferences (to the extent such rights are designated by the Board of Directors). The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock currently outstanding are fully paid and non-assessable.

NON-VOTING COMMON STOCK

     Except as required by applicable law, the holders of Non-Voting Common Stock are not entitled to vote in the election of directors or on any other matters submitted to a vote of stockholders. In addition, Non-Voting Common Stock (i) may only be issued to and held by a "Regulated Stockholder" which is defined in the Certificate of Incorporation to be an entity subject to the Federal Reserve Board's rules and regulations, (ii) may be converted into Common Stock at any time at the option of the holder thereof on a one-for-one basis; provided, however, any such conversion may only be made if in the opinion of the holder of the Non-Voting Common Stock the regulations of the Federal Reserve Board in effect at such time would not prohibit a national bank holding company from holding such shares of Common Stock, and (iii) is subject to the same dividend and liquidation preferences and benefits as the Common Stock. Except for the restrictions on ownership, voting, and conversion, the Non-Voting Common Stock is substantially similar to the Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it currently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECTS

     The Certificate of Incorporation and the Bylaws of the Company contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy contests. Set forth below is a description of such provisions in the Certificate of Incorporation and the Bylaws. The Board of Directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

     Pursuant to the Certificate of Incorporation, directors, other than those, if any, elected by the holders of Preferred Stock, can be removed from office by the affirmative vote of the holders of 66 2/3% of the voting power of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock"). Vacancies on the Board of Directors may be filled by the remaining directors and does not require stockholder approval.

     The Certificate of Incorporation of the Company provides for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year term. The classification of the Board of Directors makes it more difficult to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business transaction" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" generally includes, without limitation, a merger, assets or stock sale, or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" generally is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

     In addition, the Company's Certificate of Incorporation provides that in addition to any other vote required by law, the following actions involving the Company or its subsidiaries and an interested stockholder (an "interested stockholder" is defined in the Certificate of Incorporation to generally include any person, entity or group which beneficially owns 10% or more of the outstanding Voting Stock of the Company) shall require the affirmative vote of both the holders of shares constituting 66 2/3% of the Voting Stock of the Company and the holders of the majority of the shares of Common Stock at the time outstanding, given in person or by proxy at a meeting called for such purpose at which the holders of Common Stock shall vote separately as a class
(a) for any merger, consolidation or reorganization, (b) for any sale, lease, exchange, mortgage, pledge, transfer or other disposition of (1) the Company's or its subsidiaries' assets to an interested stockholder or (2) an interested stockholder's assets to the Company or its subsidiaries, (c) for any issuance, sale, exchange, disposition or other transfer or any reclassification or recapitalization of any securities of the Company or its subsidiaries with a value of $1.0 million or more, and (d) for certain other material corporate transactions with an interested stockholder; provided, however, in the event neither (y) more than 66 2/3% of the Company's directors shall have expressly approved the transaction or (z) the stockholders receive a fair price for their holdings and other requirements are fulfilled as set forth in the Certificate of Incorporation, such special vote of the stockholders shall not be required. A "fair price" shall be deemed to be an amount equal to the highest amount of consideration paid by the interested stockholder for a share of Common Stock of Non-Voting Common Stock (collectively, "Common Equity") at any time within a two year period immediately prior to the date such interested stockholder became an interested stockholder and during any time while such interested stockholder was an interested stockholder.

     The Certificate of Incorporation provides that except as otherwise provided for with respect to the rights of holders of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Company at any annual or special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of stockholders, unless the actions to be effected by written consent of the stockholders and the taking of such action by such written consent has been expressly approved in advance by the Board of Directors of the Company. This provisions makes it difficult for stockholders to initiate or effect an action by written consent, and thereby effect an action opposed by the Board of Directors. The Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called only by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, or the President of the Company, the Board of Directors of the Company, or the holders of at least 25% of the outstanding Voting Stock. In addition, the Bylaws set forth an advance notice procedure with regard to business to be brought before an annual meeting of stockholders of the Company.

     The Certificate of Incorporation further provides that the Board of Directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws. However, stockholders may only adopt, alter, amend or repeal provisions of the Bylaws by a vote of 66 2/3% or more of the combined voting power of the then outstanding Voting Stock. In addition, the Certificate of Incorporation provides that whenever any vote of Voting Stock is required by law to amend, alter, repeal or rescind ("Change") any provision thereof, then, in addition to any affirmative vote required by law (i) the affirmative vote of 66 2/3% or more of the combined voting power of the then outstanding shares of Voting Stock is required to Change certain provisions of the Certificate of Incorporation, including the provisions referred to above relating to interested stockholder transactions, the filling of vacancies on the Board of Directors, the removal of directors, the limitations on stockholder action by written consent, the calling of special meetings by stockholders and the approval of amendments to the Company's Bylaws and (ii) if at such time there exists one or more interested stockholders, such Change must also be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the outstanding shares of Voting Stock beneficially owned by persons other than the interested stockholder or any affiliate or associate thereof.

LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     The Certificate of Incorporation of the Company limits the liability of the directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the DGCL. Accordingly, pursuant to the terms of the DGCL as presently in effect, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts and omissions not in good faith or which involve international misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, such provisions do not limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases. The Certificate of Incorporation also provides that if the DGCL is amended after the approval of the Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of the directors, then the liability of a director of the Company will be eliminated or limited to the full extent permitted by the DGCL, as so amended. In addition, the Certificate of Incorporation provides that the Company may purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company who is or was serving, at the request of the Corporation, as director, officer, employer, or agent for another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify such person for such liability under the DGCL.

     In addition, the Bylaws, in substance, require the Company to indemnify each person who is or was, a director, officer, employee or agent of the Company to the full extent permitted by the laws of the State of Delaware in the event he/she is involved in legal proceedings by reason of the fact that he/she is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership or other enterprise. The Company is also required to advance to such persons payments incurred in defending a proceeding to which indemnification might apply, provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified. In addition, the Bylaws specifically provide that the indemnification rights granted thereunder are non-exclusive.

INDEMNIFICATION AGREEMENTS

     Each director of the Company has also entered into an indemnification agreement with the Company (the "Indemnification Agreements"). The Indemnification Agreements are intended to permit indemnification which may be broader than specifically provided by law. It is possible that the applicable law could change the degree to which indemnification is expressly permitted.

     The Indemnification Agreements cover most monetary liabilities paid in settlement or defense of claims if the indemnified party acted in good faith and in the manner he or she believed to be in or not opposed to the best interests of the Company or, with respect to a criminal proceeding, had no reason to believe his or her conduct was unlawful. The determination as to whether such standard of conduct has been met is determined by a majority of disinterested directors of if there are no such directors, by independent legal counsel of the stockholders. The Indemnification Agreements cover claims relating to the fact that the indemnified party is or was a director, officer, employee, or agent of the Company or its subsidiary, or is or was serving at the request of the Company as a director, officer, employee, or agent for another entity. The Indemnification Agreements also obligate the Company to promptly advance all expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse the Company for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the Indemnification Agreements is not exclusive of any other indemnity rights.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Stock Offerings, the Company will have outstanding 31,897,745 shares of Common Stock and 207,232 shares of Non-Voting Common Stock (assuming no exercise of outstanding options or conversion of the Notes). Of such shares, 6,960,842 shares of Common Stock and 207,232 shares of Non-Voting Common Stock are considered "restricted securities" for the purpose of Rule 144 under the Securities Act and may only be sold if they are registered under the Securities Act or if an exemption from registration is available, including an exemption afforded by Rule 144 under the Securities Act. Upon the expiration of certain lockup agreements, most of the restricted securities will be eligible for sale in the public market under Rule 144 or Rule 701 of the Securities Act as described below.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned his or her restricted securities for at least one year but less than two years, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice, and availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who owns shares that have not been held by the Company or an affiliate of the Company for at least two years, would be entitled to sell the shares under Rule 144(k) without compliance with the limitations described above. Restricted securities properly sold in reliance on Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act unless thereafter held by an affiliate of the Company.

     In general, under Rule 701 under the Securities Act, any employee, officer, or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Such provisions permit nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions.

     The Company has reserved an aggregate of 3,840,000 shares of Common Stock for issuance pursuant to the 1995 Plan. The Company has filed a registration statement under the Securities Act with respect to the shares reserved for issuance under the 1995 Plan. The Company has reserved an aggregate of 450,000 shares of Common Stock for issuance pursuant to the Stock Purchase Plan. The Company has filed a registration statement under the Securities Act with respect to the shares reserved for issuance under the Stock Purchase Plan. In addition, the Company has reserved 4,747,940 (5,460,131 if the over-allotment option to the underwriters is exercised in full) shares of Common Stock for issuance upon conversion of the Notes.

     Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

REGISTRATION RIGHTS

     GTC III, First Union, Michael T. Willis, the Leslie J. Cohen Trust, William
L. Caudell, Daniel L. Shimer, Peter T. Dameris, Rocco N. Aceto, Joseph V. Amella, John T. Turner and Charles R. Schneider are parties to a Registration Agreement with the Company (the "Registration Agreement") under which each has certain rights with respect to the registration under the Securities Act, for resale to the public, of an aggregate of 7,168,074 shares of Common Stock and Non-Voting Common Stock (the "Registrable Shares") after giving effect to the completion of the Stock Offerings (6,268,074 shares if the Underwriters' over-allotment option is exercised in full). The Registration Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act and the registration form to be used to register such securities may also be used for the registration of the Registrable Shares, such stockholders will be entitled to include Registrable Shares in such registration, subject to certain conditions and limitations, including the right of the managing underwriter of any such offering to exclude for marketing reasons all or some of the Registrable Shares from such registration. In addition, GTC III and First Union each have the right, subject to certain conditions and limitations, to require the Company to register such Registrable Shares on a Form S-1 on no more than three occasions or on a Form S-2 or S-3 or any other similar short-form registration, if available, on an unlimited number of occasions. The Company will be obligated to pay all expenses associated with the exercise of such registration rights other than underwriting discounts or commissions incurred in connection with such registration.

                                  UNDERWRITERS

     Under the terms of and subject to the conditions contained in an Underwriting Agreement dated as of the date hereof (the "Common Stock Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery Securities and The Robinson-Humphrey Company, Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Goldman Sachs International, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette International, Montgomery Securities and The Robinson-Humphrey Company, Inc. are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                UNDERWRITING                                 NUMBER OF SHARES
                                ------------                                 ----------------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated..................................         1,287,000
      Goldman, Sachs & Co................................................           858,000
      Alex. Brown & Sons Incorporated....................................           357,500
      Donaldson, Lufkin & Jenrette Securities Corporation................           357,500
      Montgomery Securities..............................................           357,500
      The Robinson-Humphrey Company, Inc.................................           357,500
      Bear, Stearns & Co. Inc............................................           150,000
      William Blair & Company, L.L.C.....................................            75,000
      J.C. Bradford & Co.................................................            75,000
      Cleary Gull Reiland & McDevitt Inc.................................            75,000
      A.G. Edwards & Sons, Inc...........................................           150,000
      Gerard Klauer Manison & Co., Inc...................................            75,000
      Janney Montgomery Scott Inc........................................            75,000
      Jefferies & Company, Inc...........................................            75,000
      Legg Mason Wood Walker, Incorporated...............................            75,000
      Rauscher Pierce Refsnes, Inc.......................................            75,000
      Sanders Morris Mundy Inc...........................................            75,000
      Smith Barney Inc...................................................           150,000
      Stephens Inc.......................................................            75,000
      Unterberg Harris, L.P..............................................            75,000
      Wasserstein Perella Securities, Inc................................           150,000
                                                                                  ---------
              Subtotal...................................................         5,000,000
                                                                                  =========
    International Underwriters:
      Morgan Stanley & Co. International Limited.........................           166,666
      Goldman Sachs International........................................           166,670
      Alex. Brown & Sons Incorporated....................................           166,666
      Donaldson, Lufkin & Jenrette International.........................           166,666
      Montgomery Securities..............................................           166,666
      The Robinson-Humphrey Company, Inc.................................           166,666
                                                                                  ---------
              Subtotal...................................................         1,000,000
                                                                                  ---------
              Total......................................................         6,000,000
                                                                                  =========

     The U.S. Underwriters and the International Underwriters and the U.S. Representatives and the International Representatives are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Common Stock Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares for the account of any United States or Canadian person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of Common Stock to be purchased by the Underwriters are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise be lawfully issued or passed on.

     The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $0.70 per share under the public offering price. An Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     Michael T. Willis has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 900,000 additional Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of Shares set forth next to the names of all U.S. Underwriters in the preceding table.

     Each of the Company and the directors and executive officers of the Company and the Selling Stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days (45 days in the case of the directors and executive officers) after the date of this Prospectus, (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, loan or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Common Stock or such other securities, in cash or otherwise. Each of the Selling Stockholders has also agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock. The restriction on the Company is subject to exceptions for the issuance of Common Stock pursuant to existing director and employee benefit plans and as payment for acquisitions by the Company. The restriction on the officers, directors and Selling Stockholders is subject to exceptions for charitable contributions and estate planning so long as the recipient or donee is subject to a similar restricted transfer period.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the NASDAQ electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Underwriters have engaged in transactions with and performed various investment banking and other services for the Company in the past, and may do so from time to time in the future.

     The Company has provided staffing services to Morgan Stanley & Co. Incorporated in the past, and may continue to do so in the future.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of CORESTAFF, Inc. appearing in CORESTAFF, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996 and appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and included or incorporated by reference herein. Such consolidated financial statements have been included or incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                        CORESTAFF, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Auditors..............................     F-2
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................     F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1994,
  1995 and 1996.............................................     F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1994,
  1995 and 1996.............................................     F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994,
  1995 and 1996.............................................     F-6
Notes to Consolidated Financial Statements..................     F-7
Consolidated Balance Sheet as of June 30, 1997
  (Unaudited)...............................................    F-17
Consolidated Statements of Operations for the Six Months
  Ended June 30, 1996 and 1997 (Unaudited)..................    F-18
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1996 and 1997 (Unaudited)..................    F-19
Notes to Unaudited Consolidated Financial Statements........    F-20

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
CORESTAFF, Inc.

We have audited the accompanying consolidated balance sheets of CORESTAFF, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CORESTAFF, Inc. and subsidiaries at December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Houston, Texas
February 5, 1997

                        CORESTAFF, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Current Assets:
  Cash and cash equivalents.................................  $  4,091    $  6,521
  Accounts receivable, net of allowance of $891 and
     $1,637.................................................    54,453     126,302
  Prepaid expenses and other................................     2,583      10,450
  Deferred income taxes.....................................     1,740       2,817
                                                              --------    --------
          Total current assets..............................    62,867     146,090
Fixed Assets, net...........................................     6,005      16,503
Intangible Assets, net of accumulated amortization of $2,906
  and $8,106................................................    81,277     231,475
Other Assets................................................     2,221       2,329
                                                              --------    --------
Total Assets................................................  $152,370    $396,397
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt........................  $  2,063    $    456
  Accounts payable..........................................     8,682      17,089
  Payroll and related taxes.................................     9,955      21,045
  Self-insurance reserve....................................     2,026       2,374
  Amounts due sellers of acquired businesses................     5,972       9,615
  Other.....................................................       504       1,196
                                                              --------    --------
          Total current liabilities.........................    29,202      51,775
Non-current Self-insurance Reserve..........................     3,461       2,279
Long-term Debt, net of current maturities...................    43,315     107,839
Deferred Income Taxes and Other.............................     1,227       3,587
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, par value $.01; 5,000,000 shares
     authorized; none outstanding
  Common stock, par value $.01
     Common stock -- 40,000,000 shares authorized,
      26,243,144 and 31,944,657 shares issued...............       175         319
     Class B (non-voting) -- 3,000,000 shares authorized,
      1,679,584 and 707,232 shares issued...................        11           7
Additional paid-in capital..................................    70,637     210,034
Retained earnings...........................................     5,420      21,767
                                                              --------    --------
                                                                76,243     232,127
                                                              --------    --------
Less -- 684,000 shares of common stock held in treasury, at
  cost......................................................      (188)       (188)
Less -- notes receivable from stockholders..................      (890)       (787)
Less -- deferred compensation...............................        --        (235)
                                                              --------    --------
          Total stockholders' equity........................    75,165     230,917
                                                              --------    --------
Total Liabilities and Stockholders' Equity..................  $152,370    $396,397
                                                              ========    ========

                See notes to consolidated financial statements.

                        CORESTAFF, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1994        1995        1996
                                                             --------    --------    --------
Revenues from Services.....................................  $163,351    $344,548    $596,101
Cost of Services...........................................   129,543     262,092     451,505
                                                             --------    --------    --------
Gross Profit...............................................    33,808      82,456     144,596
Operating Costs and Expenses:
  Selling, general and administrative......................    26,999      60,434     100,349
  Depreciation and amortization............................     1,933       4,215       7,522
                                                             --------    --------    --------
                                                               28,932      64,649     107,871
                                                             --------    --------    --------
Operating Income...........................................     4,876      17,807      36,725
Other Income (Expense):
  Interest expense.........................................    (2,276)     (6,978)     (4,656)
  Write-down of business held for sale.....................        --          --      (1,400)
  Other, net...............................................       111         118         334
                                                             --------    --------    --------
                                                               (2,165)     (6,860)     (5,722)
                                                             --------    --------    --------
Income before Income Taxes and Extraordinary Loss..........     2,711      10,947      31,003
Provision for Income Taxes.................................     1,162       4,590      13,609
                                                             --------    --------    --------
Income Before Extraordinary Loss...........................     1,549       6,357      17,394
Extraordinary Loss on Early Extinguishment of Debt, net of
  income tax benefit of $547...............................        --          --        (940)
                                                             --------    --------    --------
Net Income.................................................  $  1,549    $  6,357    $ 16,454
                                                             ========    ========    ========
Earnings per Common Share:
  Before extraordinary loss................................  $   0.07    $   0.29    $   0.57
  Extraordinary loss.......................................        --          --       (0.03)
                                                             --------    --------    --------
  Net income...............................................  $   0.07    $   0.29    $   0.54
                                                             ========    ========    ========
Number of Shares Used to Compute Earnings per
  Common Share.............................................    17,587      19,715      30,365
                                                             ========    ========    ========

                See notes to consolidated financial statements.

                        CORESTAFF, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                  NOTES                   TOTAL
                                           COMMON STOCK     ADDITIONAL                          RECEIVABLE    DEFERRED    STOCK-
                             PREFERRED   ----------------    PAID-IN     RETAINED   TREASURY       FROM       COMPEN-    HOLDERS'
                               STOCK     COMMON   CLASS B    CAPITAL     EARNINGS    STOCK     STOCKHOLDERS    SATION     EQUITY
                             ---------   ------   -------   ----------   --------   --------   ------------   --------   --------
Balance at December 31,
  1993.....................     $--       $ 71      $--      $  3,826    $  (253)    $  --        $ (40)       $  --     $  3,604
Repurchase of 684,000
  shares of common stock...                                                           (188)                                  (188)
Sale of 684,000 shares of
  Class B common stock
  (non-voting).............                           7           181                                                         188
Sale of 380,000 shares of
  common stock, net........                  4                     96                              (100)
Sale of 145,000 shares of
  preferred stock, net.....       2                            14,330                                                      14,332
Net income.................                                                1,549                                            1,549
                                ---       ----      ---      --------    -------     -----        -----        -----     --------
Balance at December 31,
  1994.....................       2         75        7        18,433      1,296      (188)        (140)          --       19,485
Sale of 20,679.794 shares
  of preferred stock,
  net......................                                     2,047                                                       2,047
Repurchase of 152,000
  shares of common stock...                                                           (371)          40                      (331)
Sale of 4,037,560 shares of
  common stock.............                 40                 59,417                  371         (790)                   59,038
Conversion of 87,014.6089
  shares of preferred stock
  into 482,075 shares of
  common stock.............      (1)         4                     (3)
Conversion of 5,560.2425
  shares of preferred stock
  into 62,482 shares of
  Class B common stock
  (non-voting).............
Redemption of 92,573.8504
  shares of preferred
  stock....................      (1)                           (9,257)                                                     (9,258)
Preferred stock
  dividends................                                               (2,173)                                          (2,173)
Net income.................                                                6,357                                            6,357
Three-for-two stock split
  (issuance of 5,603,809
  and 373,241 shares of
  common stock and Class B
  common stock (non-
  voting), respectively)...                 56        4                      (60)
                                ---       ----      ---      --------    -------     -----        -----        -----     --------
Balance at December 31,
  1995.....................      --        175       11        70,637      5,420      (188)        (890)          --       75,165
Sale of 3,395,696 shares of
  common stock.............                 33                139,077                                                     139,110
Issuance of 10,482 shares
  of restricted common
  stock, net...............                                       320                                           (235)          85
Repayment of stockholders'
  notes....................                                                                         103                       103
Conversion of 648,235
  shares of Class B common
  stock (non-voting) into
  648,235 shares of common
  stock....................                  6       (6)
Net income.................                                               16,454                                           16,454
Three-for-two stock split
  (issuance of 10,394,800
  and 235,744 shares of
  common stock and
  Class B common stock
  (non-voting),
  respectively)............                105        2                     (107)
                                ---       ----      ---      --------    -------     -----        -----        -----     --------
Balance at December 31,
  1996.....................     $--       $319      $ 7      $210,034    $21,767     $(188)       $(787)       $(235)    $230,917
                                ===       ====      ===      ========    =======     =====        =====        =====     ========

                See notes to consolidated financial statements.

                        CORESTAFF, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1994        1995        1996
                                                            --------    --------    ---------
Cash flows from operating activities:
  Net income..............................................  $  1,549    $  6,357    $  16,454
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization........................     1,933       4,215        7,522
     Amortization of deferred loan costs..................       102         546          304
     Deferred income tax benefit (provision)..............    (1,800)     (1,108)         673
     Self-insurance reserve...............................     2,502        (776)      (1,009)
     Write-down of business held for sale.................        --          --        1,400
     Loss on extinguishment of debt.......................        --          --        1,487
     Provision for doubtful accounts......................       308         476          641
     Loss (gain) on disposal of assets....................         8          69          (27)
     Changes in assets and liabilities net of effects of
       acquisitions:
       Accounts receivable................................    (8,099)     (5,619)     (39,289)
       Prepaid expenses and other.........................       208        (607)      (5,223)
       Accounts payable...................................     1,736       1,433        2,706
       Accrued liabilities................................     1,059       1,071       (3,800)
                                                            --------    --------    ---------
          Net cash provided by (used in) operating
            activities....................................      (494)      6,057      (18,161)
                                                            --------    --------    ---------
Cash flows from investing activities:
  Cash paid for acquisitions, net of cash acquired........   (55,836)    (39,733)    (168,058)
  Capital expenditures....................................    (1,941)     (3,005)     (11,735)
  Payments received on stockholders' notes................        --          --          103
  Proceeds from sale of assets............................        --          --          116
  Other...................................................     1,203        (207)      (1,605)
                                                            --------    --------    ---------
          Net cash used in investing activities...........   (56,574)    (42,945)    (181,179)
                                                            --------    --------    ---------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt................    68,255      84,684      252,538
  Payments on long-term debt..............................   (21,388)    (97,665)    (189,878)
  Net proceeds from sale of preferred stock...............    14,356       2,047           --
  Net proceeds from sale of common stock..................       188      59,038      139,110
  Repurchase of common stock..............................      (188)       (331)          --
  Redemption of preferred stock...........................        --      (9,258)          --
  Payment of dividends on preferred stock.................        --      (2,173)          --
                                                            --------    --------    ---------
          Net cash provided by financing activities.......    61,223      36,342      201,770
                                                            --------    --------    ---------
Net increase (decrease) in cash and cash equivalents......     4,155        (546)       2,430
Cash and cash equivalents at beginning of year............       482       4,637        4,091
                                                            --------    --------    ---------
Cash and cash equivalents at end of year..................  $  4,637    $  4,091    $   6,521
                                                            ========    ========    =========
Cash paid during the year for:
  Interest, net of capitalized amounts....................  $  1,625    $  6,518    $   4,002
  Income taxes............................................  $  2,391    $  5,717    $  11,313

                See notes to consolidated financial statements.

                        CORESTAFF, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of CORESTAFF, Inc. (the "Company"), and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     All short-term investments with an original maturity of 90 days or less are considered cash equivalents.

  Fixed Assets

     Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the useful life of the asset or lease term, whichever is shorter. Accumulated depreciation and amortization was $2.6 million and $5.5 million at December 31, 1995 and 1996, respectively.

  Intangible Assets

     Intangible assets primarily consist of goodwill associated with the acquired businesses. Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets consist of non-compete agreements, which are amortized over the term of the agreement. In the event that facts and circumstances indicate intangible or other long-lived assets may be impaired, the Company evaluates the recoverability of such assets. The estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary.

     In the fourth quarter of 1996, the Company recognized a one-time charge to earnings of $1.4 million for the write-down of goodwill associated with its physical therapy staffing business, a non-core business that was sold in January 1997. After reflecting this write-down, the Company believes all intangible or other long-lived assets are fully realizable as of December 31, 1996.

  Revenue Recognition

     Revenue is recognized at the time the services are provided.

  Income Taxes

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Self-Insurance

     The Company self-insures most of its workers' compensation exposure. Consulting actuaries are used by the Company to assist in the determination of its liability, which is calculated using a claims-incurred method.

  Earnings per Common Share

     Earnings per common share were computed by dividing net income applicable to common stock (net income less preferred stock dividends in arrears applicable to the period) by the weighted average number of shares of common stock and common stock equivalents outstanding during the period giving effect to the

                        CORESTAFF, INC. AND SUBSIDIARIES
dilutive effect of common stock issued within one year prior to the Company's initial public offering in November 1995 (the "IPO"). Common stock equivalents consisted of the number of shares issuable on exercise of the outstanding stock options less the number of shares that could have been purchased with the proceeds from the exercise of the options based on the average price of the common stock during the period. The dilutive effect of common stock issued within one year prior to the IPO for the periods prior to issuance was determined in the same manner except that the IPO price of $7.55 per share (which has been adjusted for the two three-for-two stock splits discussed in Note 5) was used for the repurchase price.

     Earnings per common share for 1994 and 1995 as shown in the accompanying statements of operations were determined in the same manner as described above, except that the conversion of one-half of the preferred stock into common stock (See Note 5) was assumed to have occurred as of the beginning of the periods. Net income applicable to common stock was increased by the dividends in arrears applicable to the preferred stock converted. Historical earnings per common share were $0.04 and $0.26 for the years ended December 31, 1994 and 1995, respectively. Net income applicable to common stock was $748,000 and $5,041,000 for the years ended December 31, 1994 and 1995, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Stock Options

     The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25") in accounting for its employee stock options. The pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which established a fair-value based method of accounting for stock-based compensation plans, are set forth in Note 6.

  Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

                        CORESTAFF, INC. AND SUBSIDIARIES

2. ACQUISITIONS

     Through December 31, 1996, the Company had acquired 26 businesses in the staffing industry. The Company's acquisition activity and a brief description of the material acquisitions follow:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1994       1995        1996
                                                       -------    -------    --------
Acquisitions completed:
  Information Technology ("IT") Services.............        1          1          10
  Staffing Services..................................        3          4           4
  Other..............................................       --          1          --
                                                       -------    -------    --------
          Total......................................        4          6          14
                                                       =======    =======    ========
Purchase consideration (in thousands):
  Cash paid..........................................  $58,102    $40,304    $174,393
  Amounts due sellers of acquired businesses.........       --         --       9,615
  Liabilities assumed................................   21,935     15,093      16,067
                                                       -------    -------    --------
          Fair value of assets acquired (including
            intangibles).............................  $80,037    $55,397    $200,075
                                                       =======    =======    ========

     In April 1994, the Company acquired United Temporary Services, Incorporated and United Personnel Systems, a California-based staffing services business, for $19.9 million in cash. In August 1994, the Company acquired TSTP Corp., a Maryland-based staffing services business, for $17.3 million in cash. In September 1994, the Company acquired COMSYS Technical Services, Inc., a Maryland-based IT services business, for $20.9 million in cash.

     In June 1995, the Company acquired Cutler-Williams Incorporated, a Texas-based IT services business, for $28.3 million in cash.

     In January 1996, the Company acquired Datronics Management, Inc., a New York-based IT services business, and its United Kingdom affiliate, Datronics U.K. Limited, for $19.2 million in cash. In April 1996, the Company acquired Regal Data Systems, Inc., a New Jersey-based IT services business, for $21.7 million in cash and a note payable for $0.1 million. In June 1996, the Company acquired Data Aid, Inc., an Alabama-based IT services business, for $23.2 million in cash. In September 1996, the Company acquired On-Line Resources, Inc., a Florida-based IT services business, for $17.9 million in cash. In October 1996, the Company acquired substantially all of the assets of Transworld Services Group, Inc., a Florida-based staffing services business, for $18.1 million in cash. In December 1996, the Company acquired substantially all of the assets of Telos Consulting Services, a California-based IT services business, for $31.4 million in cash.

     All the acquisitions made by the Company have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired companies are included in the Company's consolidated results of operations from the date of acquisition. In certain transactions, the sellers are also entitled to contingent consideration based on the increase in earnings before interest and taxes ("EBIT"), as defined. As of December 31, 1996, the Company had accrued $9.6 million for additional purchase consideration due sellers based on the increase in the acquired companies' EBIT for 1996. The aggregate contingent consideration due sellers based on increases in EBIT for future years is capped at $4.5 million. The payment of any contingent consideration will increase the amount of goodwill related to the acquisition.

     The following unaudited results of operations have been prepared assuming the acquisitions described above and the conversion of one-half of the preferred stock into common stock in November 1995 had occurred as of the beginning of the periods presented. These results are not necessarily indicative of results of

                        CORESTAFF, INC. AND SUBSIDIARIES
future operations nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1995           1996
                                                              -----------    -----------
                                                                    (IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Revenues from services......................................     $601,289       $734,186
Income before extraordinary loss............................     $  6,019       $ 19,639
Net income..................................................     $  6,019       $ 18,699
Earnings per common share:
Income before extraordinary loss............................     $   0.27       $   0.65
Extraordinary loss..........................................           --          (0.03)
                                                                 --------       --------
          Net income........................................     $   0.27       $   0.62
                                                                 ========       ========

3. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1995        1996
                                                              -------    --------
                                                                (IN THOUSANDS)
Borrowings under Senior Credit Agreement:
  $200 million revolving credit facility, interest at bank's base rate or London Interbank Offered Rate ("LIBOR")
     plus the applicable margin of 0.625% to 1.375%,
     depending on the leverage ratio (weighted rate of 6.64%
     at December 31, 1996), due November 2001...............  $    --    $107,500
  $130 million revolving credit facility, interest at bank's base rate or LIBOR plus 1.25% to 2.50% (weighted rate
     of 7.36% at December 31, 1995), repaid in November
     1996...................................................   43,122          --
  Other.....................................................    2,256         795
                                                              -------    --------
                                                               45,378     108,295
  Less current maturities...................................    2,063         456
                                                              -------    --------
                                                              $43,315    $107,839
                                                              =======    ========

     In November 1996, the Company entered into a new Senior Credit Agreement (the "Agreement"), which provides for borrowings under a revolving credit facility of up to the lesser of $200 million or 3.5 times Pro Forma Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization of all acquired companies for the preceding twelve-month period). The Company may request that the commitment be raised to $250 million. A commitment fee of 0.18% to 0.25%, depending on the leverage ratio, is payable on the unused portion of the commitment. The Agreement contains certain covenants which, among other things, limit the payment of dividends and require the maintenance of certain financial ratios. The Agreement is secured by a pledge of the stock of the material subsidiaries of the Company. As of December 31, 1996, the Company had remaining availability under the Agreement (after deducting outstanding letters of credit of $4.9 million) of $87.6 million.

     In the fourth quarter of 1996, the Company recorded an extraordinary loss of $1.4 million ($0.9 million after income taxes, or $0.03 per share) in connection with the early extinguishment of its $130 million revolving credit facility. This loss related to the write-off of the deferred loan costs of this facility.

                        CORESTAFF, INC. AND SUBSIDIARIES

     During 1995, a financial institution, which owns all the Company's Class B (non-voting) common stock, provided the Company with a $10 million senior subordinated note. Borrowings under this note accrued interest at LIBOR, plus
4.5 percent. The Company paid an up-front fee of $0.3 million to the institution for arranging the financing. This note, plus accrued interest, was repaid out of the proceeds of the IPO.

4. INCOME TAXES

     The provision for income taxes consisted of the following:

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1994      1995       1996
                                                         ------    -------    -------
                                                                (IN THOUSANDS)
Current:
  Federal..............................................  $2,582    $ 5,098    $11,626
  State................................................     380        600      1,310
                                                         ------    -------    -------
                                                          2,962      5,698     12,936
                                                         ------    -------    -------
Deferred:
  Federal..............................................  (1,530)      (967)       788
  State................................................    (270)      (141)      (115)
                                                         ------    -------    -------
                                                         (1,800)    (1,108)       673
                                                         ------    -------    -------
                                                         $1,162    $ 4,590    $13,609
                                                         ======    =======    =======

     The differences between income taxes computed at the federal statutory income tax rate and the provision for income taxes are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1994      1995      1996
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
Income taxes computed at federal statutory income tax
  rate..................................................  $  922    $3,731    $10,850
  State income taxes, net of federal benefit............     103       498      1,282
  Non-deductible portion of business meals,
     entertainment and other............................      67       184        669
Amortization of non-deductible goodwill.................      70       177        436
Write-down of business held for sale....................      --        --        372
                                                          ------    ------    -------
Provision for income taxes..............................  $1,162    $4,590    $13,609
                                                          ======    ======    =======

     The net current and non-current components of deferred income taxes reflected in the consolidated balance sheets are as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1995      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Net current assets..........................................  $1,740    $2,817
Net non-current liabilities.................................     755     3,417
                                                              ------    ------
Net asset (liability).......................................  $  985    $ (600)
                                                              ======    ======

                        CORESTAFF, INC. AND SUBSIDIARIES

     Deferred tax assets and liabilities were comprised of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Self-insurance reserve....................................  $ 2,439    $ 2,008
  Non-compete agreements....................................      453        713
  Bad debt allowances.......................................      297        567
  Vacation pay..............................................      144        426
  Other.....................................................       46        264
                                                              -------    -------
          Total deferred tax assets.........................    3,379      3,978
                                                              -------    -------
Deferred tax liabilities:
  Goodwill..................................................     (880)    (2,658)
  Excess financial over tax basis of acquisitions...........   (1,443)    (1,621)
  Other.....................................................      (71)      (299)
                                                              -------    -------
          Total deferred tax liabilities....................   (2,394)    (4,578)
                                                              -------    -------
Net deferred tax asset (liability)..........................  $   985    $  (600)
                                                              =======    =======

5. STOCKHOLDERS' EQUITY

     Preferred stock. The Company's preferred stock, which was outstanding prior to the IPO, had a liquidation value of $100 per share and entitled the holders to receive cumulative dividends at 8% per annum of the sum of the liquidation value plus all accumulated and unpaid dividends. In November 1995, one-half of the outstanding shares of preferred stock was converted into common stock at the IPO price of $7.55 per share and the remainder of the outstanding shares were redeemed out of the proceeds from the IPO. Dividends in arrears of $2.2 million were also paid out of the proceeds from the IPO.

     Common stock. During 1996, the Board of Directors authorized two three-for-two stock splits, effected in the form of stock dividends. All references in the financial statements to number of shares outstanding and related prices, per share amounts and stock option plan data have been restated to reflect the stock splits. The stock splits resulted in the issuance of approximately 16.6 million new shares of common stock and a reclassification of approximately $0.2 million from retained earnings to common stock representing the par value of the shares issued.

     Under terms of an agreement, 3,420,000 shares of the Company's common stock were issued to key executives and management. In connection with certain of these issuances, the Company received notes from the executives as consideration. These notes, which total $0.9 million and $0.8 million at December 31, 1995 and 1996, respectively, are secured by the common stock, bear interest at 8% per year and are due on demand. These shares became fully vested in connection with the IPO.

     In November 1995, the Company completed its IPO of 8,538,750 shares of its common stock at $7.55 per share. Net proceeds from the IPO were approximately $59 million. The proceeds were used to (i) redeem the outstanding preferred stock, plus accrued dividends, (ii) repay the $10 million senior subordinated note, plus accrued interest, and (iii) pay down of borrowings by approximately $38 million.

     In May 1996, the Company completed a second public offering of 8,259,030 shares (4,950,000 shares sold by the Company and the remainder by certain selling stockholders) at $29.17 per share. Net proceeds to the Company were approximately $137.5 million, of which $111.5 million were used to repay borrowings under the Senior Credit Agreement.

                        CORESTAFF, INC. AND SUBSIDIARIES

     Supplemental earnings per common share reflect adjustments to the earnings per common share to give effect to the use of proceeds described above as if the public offering in May 1996 had occurred at the beginning of 1996. Supplemental earnings per common share for the year ended December 31, 1996 were $0.57.

6. STOCK PLANS

     Long-Term Incentive Plan. In August 1995, the Company adopted the 1995 Long-Term Incentive Plan (the "Plan") that provides for the issuance of stock options, stock appreciation rights, restricted stock, performance share awards, stock value equivalent awards and cash awards. All full time employees and directors of the Company or its affiliates are eligible to participate. An aggregate of 2.7 million shares of common stock has been reserved for issuance under the Plan. Generally, options granted have ten year terms and vest and become fully exercisable in three to five years. Stock options issued under the Plan can be either incentive stock options or non-qualified stock options. The exercise price of an incentive stock option will not be less than the fair market value of the common stock on the date the option is granted.

     The Company applies APB 25 in accounting for the Plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Pro forma information regarding net income and earnings per common share is required by SFAS 123 as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing ("Black-Scholes") model with the following weighted average assumptions for 1995 and 1996, respectively: (i) risk-free interest rates of 5.81% and 6.12%, (ii) a dividend yield of 0%, (iii) volatility factors of the expected market price of the Company's common stock of 27.5% and (iv) a weighted average expected life of 3 years and 3.75 years.

     The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS 123, the Company's net income and earnings per common share would have been adjusted to the pro forma amounts indicated below:

                                                        YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------
                                                    1995                      1996
                                           -----------------------   -----------------------
                                           AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                                           -----------   ---------   -----------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Income before extraordinary loss.........    $6,357       $6,297       $17,394      $16,373
Net income...............................    $6,357       $6,297       $16,454      $15,433
Earnings per common share:
  Income before extraordinary loss.......    $ 0.29       $ 0.29       $  0.57      $  0.54
  Net income.............................    $ 0.29       $ 0.29       $  0.54      $  0.51

                        CORESTAFF, INC. AND SUBSIDIARIES

     During 1995 and 1996, the Company issued non-qualified stock options under the Plan, which had exercise prices equal to the fair market value of the common stock at the date of grant. A summary of the Company's stock option activity and related information follows:

                                                          YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------
                                                      1995                       1996
                                            ------------------------   ------------------------
                                                         WEIGHTED                   WEIGHTED
                                                         AVERAGE                    AVERAGE
                                            OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE
                                            -------   --------------   -------   --------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Outstanding -- beginning of year..........      --        $  --         1,189        $ 7.12
  Granted.................................   1,215         7.09         1,514         24.11
  Exercised...............................     (23)        4.98           (77)         7.10
  Forfeited...............................      (3)        7.56          (314)        17.60
                                            ------                     ------
Outstanding -- end of year................   1,189        $7.12         2,312        $16.83
                                            ======                     ======
Options exercisable at year-end...........      94                        374
Weighted average fair value of options
  granted during the year.................  $ 1.86                     $ 8.15

     The following summarizes information related to stock options outstanding at December 31, 1996:

                                                  OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                                            --------------------------------   --------------------
                                                                  WEIGHTED
                                                      WEIGHTED     AVERAGE                WEIGHTED
                                                      AVERAGE     REMAINING                AVERAGE
            RANGE OF EXERCISE                         EXERCISE   CONTRACTUAL              EXERCISE
                  PRICES                    OPTIONS    PRICE        LIFE       OPTIONS      PRICE
            -----------------               -------   --------   -----------   --------   ---------
                                                      (OPTIONS IN THOUSANDS)
$ 4.98 to $11.45..........................     986     $ 7.08    8.3 Years        374       $6.89
 17.45 to  30.50..........................   1,326      24.08    9.4               --          --
                                             -----                                ---
$ 4.98 to $30.50..........................   2,312     $16.83    9.1              374       $6.89
                                             =====                                ===

     Employee Stock Purchase Plan. In 1996, the Company implemented an employee stock purchase plan whereby eligible employees may purchase shares of the Company's common stock at a price equal to 85 percent of the lower of the closing market price on the first or last trading day of a quarter. A total of 450,000 shares of common stock have been reserved for issuance under the plan. During 1996, employees purchased 33,312 shares for aggregate proceeds to the Company of $0.7 million.

7. COMMITMENTS AND CONTINGENCIES

     The Company leases various office space and equipment under noncancelable operating leases. Rent expense was $1,631,897, $3,335,158 and $5,754,752 for 1994, 1995 and 1996, respectively. The related future minimum lease payments as of December 31, 1996 are as follows (in thousands):

1997.....................................................    $ 6,427
1998.....................................................      5,325
1999.....................................................      4,117
2000.....................................................      2,772
2001.....................................................      1,180
Thereafter...............................................         51
                                                             -------
                                                             $19,872
                                                             =======

                        CORESTAFF, INC. AND SUBSIDIARIES

     The Company self-insures most of its workers' compensation exposure. Consulting actuaries are used by the Company in the determination of its liability, which is calculated using a claims-incurred method. Using this method, the present value (using a 5% discount factor) of the estimated liability for claims incurred but unpaid as of December 31, 1996 was approximately $4.7 million ($5.0 million undiscounted), of which approximately $2.4 million was classified as a current liability. As of December 31, 1996, the Company had irrevocable stand-by letters of credit of approximately $3.9 million, as required by its insurance programs.

     Certain of the Company's executives are covered by employment agreements covering, among other things, base compensation, incentive-bonus determinations and payments in the event of termination or change in control of the Company.

     Under terms of certain acquisitions, the Company is required to make additional payments to sellers generally to the extent future earnings, as defined, exceed certain stipulated levels. The provisions of these contingent payments are described in Note 2.

     The Company is a defendant in various lawsuits and claims arising in the normal course of business. Management believes it has valid defenses in these cases and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material effect on the Company.

8. RELATED PARTY TRANSACTIONS

     Under terms of a professional services agreement, which terminated in November 1995 following the Company's initial public offering, the general partner of the Company's largest stockholder provided certain financial and management consulting services to the Company. Fees paid under this agreement totaled $85,000 and $127,000 during 1994 and 1995, respectively.

     The CEO of the Company owns a minority interest in a firm that provided investment banking services on certain acquisitions or acquisition targets. Fees for services rendered were based on rates stipulated in an agreement, which in the opinion of management, are equivalent to rates charged by unrelated investment banking firms. Fees paid to this firm during 1994, 1995 and 1996 were approximately $550,000, $31,000 and $129,000, respectively. The CEO also owns a 50 percent interest in a firm that provided certain charter aircraft services to the Company. Fees for these services totaled $55,143 in 1996. In the opinion of management, these fees are based on rates that are comparable to those charged by third parties.

     A bank, which is an affiliate of the financial institution that owns all the Company's Class B common stock (non-voting), serves as the agent bank for the Company's Senior Credit Agreement. This bank also provided the Company with cash management services under terms of a separate agreement.

9. CREDIT RISK

     The Company provides staffing services to customers in numerous states. A substantial portion of these sales are in California, Texas and the greater Washington D.C. area. This concentration could impact the Company's overall exposure to credit risk inasmuch as these customers could be affected by similar economic or other conditions. The Company believes its portfolio of accounts receivable is well diversified and, as a result, its credit risks are minimal. The Company continually evaluates the creditworthiness of its customers and monitors accounts on a periodic basis, but typically does not require collateral.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to

                        CORESTAFF, INC. AND SUBSIDIARIES
the short-term maturity of the instruments. The carrying amount of long-term debt approximates fair value because the interest rates under the credit agreement are variable, based on current market.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Unaudited summarized financial data by quarter for 1995 and 1996 follow (in thousands, except per share amounts):

                                                         QUARTER ENDED
                                      ---------------------------------------------------
                                      MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                      --------    --------    ------------    -----------
1995
  Revenues..........................  $ 69,471    $ 76,775      $ 97,644       $100,658
  Operating income..................     2,397       3,590         5,215          6,605
  Net income........................       685       1,190         1,705          2,777
  Earnings per common share(1)......      0.03        0.05          0.08           0.11

1996
  Revenues..........................  $103,386    $134,159      $163,284       $195,272
  Operating income..................     5,826       8,360        10,232         12,307
  Income before extraordinary
     loss...........................     2,669       4,038         5,669          5,018
  Net income........................     2,669       4,038         5,669          4,078
  Earnings per common share:
     Income before extraordinary
       loss.........................  $   0.10    $   0.14      $   0.18       $   0.15
     Extraordinary loss.............        --          --            --          (0.03)
                                      --------    --------      --------       --------
     Net income.....................  $   0.10    $   0.14      $   0.18       $   0.12
                                      ========    ========      ========       ========

---------------

(1) Adjusted to give effect to the conversion of preferred stock into common stock (See Note 5).

                        CORESTAFF, INC. AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                               JUNE 30,
                                                                 1997
                                                              -----------
ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 12,451
  Accounts receivable, net of allowance of $2,837...........    175,299
  Prepaid expenses and other................................     18,937
  Deferred income taxes.....................................      3,291
                                                               --------
          Total current assets..............................    209,978
Fixed Assets, net...........................................     36,420
Intangible Assets, net of accumulated amortization of
  $11,350...................................................    279,053
Other Assets................................................      4,967
                                                               --------
Total Assets................................................   $530,418
                                                               ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt......................   $  1,916
  Accounts payable..........................................     16,451
  Payroll and related taxes.................................     35,070
  Self-insurance reserve....................................      1,270
  Amounts due sellers of acquired companies.................        216
  Other current liabilities.................................      4,988
                                                               --------
          Total current liabilities.........................     59,911
                                                               --------
Non-current Self-insurance Reserve..........................      2,564
Long-term Debt, net of current maturities...................    216,787
Deferred Income Taxes and Other.............................      5,346
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, par value $.01; 5,000,000 shares
     authorized; none issued
  Common stock, par value $.01 --
     Common Stock -- 40,000,000 shares authorized;
      32,081,745 shares issued..............................        321
     Class B (non-voting) -- 3,000,000 shares authorized;
      707,232 shares issued.................................          7
  Additional paid-in capital................................    211,683
  Retained earnings.........................................     34,929
                                                               --------
                                                                246,940
                                                               --------
  Less -- 684,000 shares of common stock in treasury, at
     cost...................................................       (188)
  Less -- notes receivable from stockholders................       (787)
  Less -- deferred compensation.............................       (155)
                                                               --------
          Total stockholders' equity........................    245,810
                                                               --------
Total Liabilities and Stockholders' Equity..................   $530,418
                                                               ========

           See notes to unaudited consolidated financial statements.

                        CORESTAFF, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                ----------------------
                                                                  1996          1997
                                                                --------      --------
Revenues from Services......................................    $237,545      $458,299
Cost of Services............................................     179,225       348,271
                                                                --------      --------
Gross Profit................................................      58,320       110,028
Operating Costs and Expenses:
  Selling, general and administrative.......................      40,995        76,379
  Depreciation and amortization.............................       3,139         5,651
                                                                --------      --------
                                                                  44,134        82,030
                                                                --------      --------
Operating Income............................................      14,186        27,998
Other Income (Expense):
  Interest expense..........................................      (2,827)       (5,081)
  Other, net................................................         203          (223)
                                                                --------      --------
                                                                  (2,624)       (5,304)
                                                                --------      --------
Income before Income Taxes..................................      11,562        22,694
Provision for Income Taxes..................................       4,855         9,532
                                                                --------      --------
Net Income..................................................    $  6,707      $ 13,162
                                                                ========      ========
Earnings per Common Share...................................    $   0.24      $   0.41
                                                                ========      ========
Number of Shares Used to Compute Earnings per Common
  Share.....................................................      28,212        32,450
                                                                ========      ========

           See notes to unaudited consolidated financial statements.

                        CORESTAFF, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Cash Flows from Operating Activities:
  Net income................................................  $  6,707    $ 13,162
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................     3,139       5,651
     Amortization of deferred loan costs....................       177          53
     Amortization of deferred compensation..................        --          80
     Provision for doubtful accounts........................       477       1,546
     Deferred income taxes..................................        44       1,122
     Self-insurance reserve.................................      (890)       (997)
     Loss on disposal of assets.............................       (29)         --
     Changes in assets and liabilities net of effects of
      acquisitions:
       Accounts receivable..................................   (11,071)    (34,226)
       Prepaid expenses and other...........................        24      (6,769)
       Accounts payable.....................................       631      (5,681)
       Accrued liabilities..................................       995       4,661
                                                              --------    --------
          Net cash provided by (used in) operating
            activities......................................       204     (21,398)
                                                              --------    --------
Cash Flows from Investing Activities:
  Cash paid for acquisitions, net of cash acquired..........   (81,272)    (65,300)
  Capital expenditures......................................    (4,810)    (17,517)
  Proceeds from sale of physical therapy staffing
     business...............................................        --       2,500
  Payments received on stockholders' notes..................        63          --
  Proceeds from sale of assets..............................        71          --
  Other.....................................................         6      (3,162)
                                                              --------    --------
          Net cash used in investing activities.............   (85,942)    (83,479)
                                                              --------    --------
Cash Flows from Financing Activities:
  Principal payments on long-term debt......................  (114,454)       (218)
  Net proceeds from issuance of long-term debt..............    68,204     109,374
  Net proceeds from sale of common stock....................   137,640       1,651
                                                              --------    --------
          Net cash provided by financing activities.........    91,390     110,807
                                                              --------    --------
Net Increase in Cash and Cash Equivalents...................     5,652       5,930
Cash and Cash Equivalents at Beginning of Year..............     4,091       6,521
                                                              --------    --------
Cash and Cash Equivalents at End of Period..................  $  9,743    $ 12,451
                                                              ========    ========
Cash paid during the period for:
  Interest, net of amounts capitalized......................  $  2,890    $  4,853
  Income taxes..............................................  $  5,039    $ 10,130

           See notes to unaudited consolidated financial statements.

                        CORESTAFF INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

     The consolidated financial statements of CORESTAFF, Inc. and its wholly-owned subsidiaries (the "Company") included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The Company believes that the presentations and disclosures herein are adequate to make the information not misleading. The consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim periods.

     The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year. These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere herein.

2. EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of common stock equivalents ("CSE") will be excluded. The exclusion of CSE from the calculation would not have had a material effect on primary earnings per share for the six months ended June 30, 1997 and 1996.

3. INCOME TAXES

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's interim provisions for income taxes were computed using its estimated effective tax rate for the year.

4. ACQUISITIONS AND DISPOSITION

     During the six months ended June 30, 1997, the Company acquired six businesses, which are summarized below:

        Acquisitions completed:
          IT Services --
             COMSYS........................................................        2
             IT Solutions..................................................        3
          Staffing Services................................................        1
                                                                             -------
                  Total....................................................        6
                                                                             =======
        Purchase consideration (in thousands):
          Cash paid........................................................  $66,517
          Liabilities assumed..............................................   10,047
                                                                             -------
          Fair value of assets acquired (including intangibles)............  $76,564
                                                                             =======

     In January 1997, the Company acquired substantially all of the assets of Roberta Enterprises, Inc., a California-based staffing services business, for $8.8 million in cash. In March 1997, the Company acquired

                        CORESTAFF INC. AND SUBSIDIARIES

Metamor Technologies, Ltd., an Illinois-based IT Solutions business, for $16.0 million in cash. In April 1997, the Company acquired Business Management Data, Inc., a California-based IT Solutions business, and its India-based affiliate, Sriven Computer Solutions (PVT.), Ltd., for $16.8 million. In May 1997, the Company acquired Active Software, Inc., a Minnesota-based IT Services business, for $5.1 million. In June 1997, the Company acquired Millennium Computer Corporation, a New York-based IT Solutions business, and its affiliate, CompuCorps Resources, Inc., a New York-based IT Services business, for $19.2 million.

     All acquisitions made by the Company have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses are included in the Company's consolidated results of operations from the date of acquisition. In certain transactions, the sellers are also entitled to contingent consideration based on the increase in earnings before interest and taxes ("EBIT"), as defined. As of June 30, 1997, the maximum aggregate contingent consideration based on EBIT for future periods was $48.2 million. The payment of any contingent consideration will increase the amount of goodwill related to the acquisitions.

     In January 1997, the Company sold its non-core physical therapy staffing business, which accounted for less than two percent of the Company's 1996 consolidated revenues and operating income. A loss of $1.4 million on the sale was recognized in the fourth quarter of 1996.

     The following unaudited results of operations have been prepared assuming the acquisitions made through June 30, 1997 and the sale of the Company's physical therapy staffing business had occurred as of the beginning of the periods presented. The unaudited pro forma operating results are not necessarily indicative of future operating results nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                             -------------------------
                                                               1996             1997
                                                             --------         --------
                                                             (IN THOUSANDS, EXCEPT PER
                                                             SHARE AMOUNTS)
        Revenues...........................................  $367,399         $481,076
        Net income.........................................  $  7,876         $ 14,661
        Earnings per common share..........................  $   0.28         $   0.45

5. LONG-TERM DEBT

     At June 30, 1997, the Company had outstanding borrowings under its $250 million Senior Credit Agreement (the "Credit Agreement") of $216.6 million and remaining availability (after deducting outstanding letters of credit of $9.3 million) of $24.1 million. Borrowings under the Credit Agreement bear interest, at the Company's option, at LIBOR plus a margin of 0.625% to 1.375%, which depends upon the leverage ratio, or the bank's base rate. The weighted average interest rate at June 30, 1997 was 6.86%. A commitment fee of 0.18% to 0.25%, depending on the leverage ratio, is payable on the unused portion of the commitment.

     On July 31, 1997, the Company amended its Credit Agreement to, among other things, increase the borrowing capacity under the agreement to the lesser of $350 million or 4.0 times Pro Forma Adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization of all acquired companies for the preceding twelve-month period). The Company may request that the commitment be raised to $400 million. The amended terms also provide that, after the debt offering described below, the Company's total debt capacity will be raised from
4.0 times to 4.25 times Pro Forma Adjusted EBITDA and the borrowing capacity under the Credit Agreement will be lowered to 3.0 times Pro Forma Adjusted EBITDA.

     On June 24, 1997, the Company entered into a three-year interest rate swap agreement to reduce a portion of its interest rate exposure on borrowings under the Credit Agreement. Under terms of the agreement,

                        CORESTAFF INC. AND SUBSIDIARIES
the Company will pay the counterparty 6.05% on notional principal of $25.0 million and the counterparty will pay the Company interest at a variable rate based on LIBOR.

6. SUBSEQUENT EVENT

     On July 17, 1997, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission covering the sale of $180,000,000 aggregate principal amount of convertible subordinated notes due 2004 and the sale of 6.0 million shares of its common stock by certain selling stockholders. On August 11, 1997, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission to increase the offering to $200,000,000 aggregate principal amount of convertible subordinated notes due 2004 ($230,000,000 if the over-allotment option is exercised in full) (the "Notes Offering"). The Company intends to use the net proceeds from the Notes Offering to repay outstanding borrowings under the Credit Agreement. The Company will not receive any proceeds from the sale of the common stock by the selling stockholders.

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